Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260387

PROSPECTUS SUPPLEMENT NO. 10
(to Prospectus dated May 10, 2022)
SHAPEWAYS HOLDINGS, INC.
Up to 29,310,174 Shares of Common Stock
298,408 Warrants to Purchase Common Stock
________________
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 10, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-260387) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on September 16, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 16,150,816 shares of our common stock, $0.0001 par value per share (“common stock”) issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and (ii) 2,259,184 shares of our common stock issuable upon the exercise of private warrants (the “Private Warrants”) originally issued to Galileo Founders Holdings, L.P.

The Prospectus and this prospectus supplement also relate to the resale or disposition from time to time by (a) the selling stockholders named in the Prospectus or their permitted transferees of up to 10,900,174 shares of our common stock, consisting of (i) up to 3,400,000 shares of our common stock (the “PIPE Shares”), issued in a private placement pursuant to the terms of separate Subscription Agreements (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) and (ii) up to 7,800,174 shares of common stock (which includes 300,000 PIPE Shares) held by affiliates of Shapeways Holdings, Inc. and (b) the selling warrantholders named in the Prospectus or their permitted transferees of up to 298,408 Private Warrants held by affiliates of Shapeways Holdings, Inc. that received Private Warrants in the Distribution (as defined in the Prospectus).

Our common stock and Public Warrants are currently listed on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively. On September 15, 2022, the closing price of our common stock was $0.8355 and the closing price for our Public Warrants was $0.05.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 16, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): September 12, 2022
___________________________________
SHAPEWAYS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39092 (Commission File Number)	87-2876494 (I.R.S. Employer Identification Number)

30-02 48th Avenue Long Island City, NY		11101
(Address of principal executive offices)		(Zip Code)

(646) 979-9885
(Registrant's telephone number, including area code)
___________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $.0001	SHPW	New York Stock Exchange
Warrants, each warrant exercisable for one share of Common Stock for $11.50 per share	SHPW WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
(b) Departure of Jennifer Walsh as Chief Financial Officer and Principal Accounting Officer
On September 12, 2022, Shapeways Holdings, Inc. (the “Company”) and Jennifer Walsh, the Company’s chief financial officer and principal accounting officer, mutually agreed that she will depart her positions of chief financial officer and principal accounting officer at the Company, effective October 1, 2022 (the “Effective Date”). The Company expects Ms. Walsh to continue to serve the Company in a non-executive capacity after the Effective Date for a period of time to ensure an orderly transition. Ms. Walsh’s departure is not related to any disagreement with the Company.
(c) Appointment of Alberto Recchi as Chief Financial Officer and Principal Accounting Officer
On September 16, 2022, the Company announced that its Board of Directors (the “Board”) appointed Alberto Recchi as chief financial officer and principal accounting officer, effective October 1, 2022. Mr. Recchi has served as a Class II director of the Company since its business combination transaction with Shapeways, Inc. in September 2021 (the “Business Combination”), and will remain on the Board as an employee director following the Effective Date.
Mr. Recchi, 49, started his career as an aerospace engineer at Agusta, presently known as Leonardo Helicopters. In 2001 he left Italy to embark on his career in the finance industry which spans a period of nearly two decades on Wall Street and in the City of London. He spent 12 years at Credit Suisse advising US and European private equity funds on a wide range of transactions including LBOs, recapitalizations, equity offerings and mergers & acquisitions. After leaving Credit Suisse he was a Managing Director at a co-investment platform and cross-border boutique merchant bank based in the US. Prior to joining Shapeways’ board, Mr Recchi served as the Chief Financial Officer and a member of the board of directors of Galileo Acquisition Corp. (“Galileo”), the predecessor-registrant of the Company.
Mr. Recchi holds undergraduate and graduate degrees in Aerospace Engineering from the Polytechnic of Turin, Italy, an MBA from Columbia Business School as well as an M&A Certificate of Mastery issued by the New York Institute of Finance. Mr. Recchi is NACD Directorship Certified® and holds certifications in Additive Manufacturing Fundamentals from ToolingU-SME and in Additive Manufacturing for Innovative Design and Production from MIT.
In connection with Mr. Recchi’s appointment as chief financial officer, Mr. Recchi and the Company entered into an offer letter (the “CFO Offer Letter”). Pursuant to the terms of the CFO Offer Letter, Mr. Recchi will receive cash retainers for Board and committee service rendered by him prior to the Effective Date, including retainers for the full third quarter of 2022. Mr. Recchi will receive an annual base salary of $357,700 (the “Base Salary”) and will also be eligible for a target annual discretionary cash bonus of 50% of his then current Base Salary rate beginning in 2022, with a maximum target annual discretionary cash bonus of 200% of his then current Base Salary rate in any year, prorated based on date of hire, pursuant to the Company’s annual incentive bonus plan.
Pursuant to the CFO Offer Letter, Mr. Recchi is also entitled to receive a grant of equity awards consisting of 880,000 restricted stock units (the “Equity Award”). The Equity Award, including the vesting terms thereof, is subject to approval by the Company’s compensation and human capital committee. The Company intends to grant Mr. Recchi’s Equity Award as an “inducement grant” under the Company’s 2022 New Employee Equity Incentive Plan. Additionally, beginning in January 2023, Mr. Recchi will be eligible to receive an award of 100,000 performance stock units (“PSUs”), which will be subject to certain conditions, including performance metrics, to be approved by the Company’s compensation and human capital committee. The Company intends to grant the PSUs under its 2021 Equity Incentive Plan. Upon his appointment as chief financial officer, Mr. Recchi will forfeit the 31,250 restricted stock units he was previously awarded in connection with his Board service.
Pursuant to the CFO Offer Letter, Mr. Recchi is entitled to certain severance benefits subject to specific requirements, including signing and not revoking a general waiver and release of claims. In the event Mr. Recchi resigns for Good Reason or the Company terminates his employment without Cause (each as defined in the CFO Offer Letter), then as a severance benefit Mr. Recchi will be entitled to (i) six months of salary continuation at his then current Base Salary rate, (ii) a prorated portion of the actual bonus he would have received under the Bonus Plan had his termination not occurred, (iii) any unpaid bonus that would have been payable under the Bonus Plan for any fiscal year preceding the year in which termination occurs had Mr. Recchi remained employed through the applicable payment date (the “Prior Year Bonus”), and (iv) should Mr. Recchi elect COBRA coverage, continued Company contributions to the premium cost of such coverage (the “Continuation Coverage”) and that of his eligible dependents until the earlier of (a) the six-month anniversary of his termination date and (b) the date Mr. Recchi begins new employment that offers group health coverage. However, if Mr. Recchi resigns for Good Reason or the Company terminates Mr. Recchi’s employment without Cause, in either case within

12 months of a Change in Control (as defined in the CFO Offer Letter), then in lieu of the payments described above Mr. Recchi will be entitled to (i) a lump sum cash payment equal to the sum of (1) 12 months of Base Salary at his then-current Base Salary rate and (2) a prorated portion of his target bonus, (ii) the Prior Year Bonus, (iii) twelve months of Continuation Coverage as described above, and (iv) immediate vesting in full of all service-based vesting conditions of all of his then-outstanding equity or equity-based incentive awards. Any such outstanding awards that are also subject to satisfaction of performance-vesting conditions will remain outstanding and will continue to be eligible to vest subject to the satisfaction of such conditions based on the actual results of applicable financial or other metrics. Any individual performance-based vesting conditions that are not based on objective financial performance criteria shall be deemed satisfied as of the date of termination. If the individual award agreement governing any such award provides for more favorable vesting treatment, then the more favorable treatment will apply to such award.
In connection with his appointment, Mr. Recchi has entered into a proprietary information and inventions agreement with the Company, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for 12 months post-termination of employment. Mr. Recchi has also previously entered into the Company’s standard form of indemnification agreement.
Pursuant to the terms of the CFO Offer Letter, Mr. Recchi’s employment is at will and may be terminated at any time by the Company or Mr. Recchi. The foregoing description is a summary of the CFO Offer Letter and does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the CFO Offer Letter, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.
Related Party Transactions
There are no arrangements or understandings between Mr. Recchi and any other persons pursuant to which he was appointed as chief financial officer of the Company. There are no family relationships between Mr. Recchi and any director, executive officer, or any person nominated or chosen by the Company to become a director or executive officer. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction in which Mr. Recchi had a direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K, except for the Administrative Services Agreement dated October 17, 2019 (the “Administrative Services Agreement”) between Galileo and Ampla Capital, an entity Mr. Recchi controls. As previously disclosed by the Company, pursuant to the Administrative Services Agreement, Galileo paid Ampla Capital a monthly fee of approximately $3,000 for general and administrative services, including office space, utilities and secretarial support. For the fiscal year ended December 31, 2021, Galileo incurred and paid $27,000 in fees for these services. The Administrative Services Agreement terminated upon the consummation of the Business Combination on September 29, 2021.
Adoption of Inducement Plan
On September 15, 2022, the Board approved the Company’s 2022 New Employee Equity Incentive Plan (the “Plan”) to reserve 5,000,000 shares of the Company’s common stock to be used exclusively for grants of equity-based awards to individuals who were not previously employees of the Company, as an inducement material to the individual’s entry into employment with the Company within the meaning of Listing Rule 303A.08 of the New York Stock Exchange (“NYSE”). The Plan was adopted by the Board without stockholder approval pursuant to NYSE Listing Rule 303A.08. The terms and conditions of the Plan are substantially similar to the Company’s stockholder-approved 2021 Equity Incentive Plan.
The foregoing description of the terms of the Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Plan and the forms of award agreements adopted under the Plan, copies of which are included hereto as Exhibit 10.2 and incorporated herein by reference.
Item 7.01 - Regulation FD Disclosure.
On September 16, 2022, the Company issued a press release announcing the changes in its executive leadership. A copy of the press release is furnished herewith as Exhibit 99.1.
The information in this Item 7.01 is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01 - Other Events.
Effective immediately, Mr. Recchi has resigned from his positions as a member of the Board’s Audit Committee, a member of the Board’s Compensation and Human Capital Committee, and chairman of the Board’s Nominating and Corporate Governance Committee.
The Board has appointed Ryan Kearny as a member and chairman of the Nominating and Corporate Governance Committee to replace Mr. Recchi. Mr. Kearny, an independent director, has served on the Board since the Business Combination and is a member of the Audit Committee. The Board has also appointed Robert Jan Galema as a member of the Audit Committee to replace Mr. Recchi. Mr. Galema previously served on the board of directors of Shapeways, Inc., has served on the Board since the Business Combination and is a member of the Compensation and Human Capital Committee and a prior member of the Audit Committee. Mr. Galema qualifies as independent under NYSE rules applicable to board members generally and under NYSE rules and Exchange Act Rule 10A-3 specific to audit committee members, and meets the requirements for financial literacy under the applicable NYSE rules.
Item 9.01 - Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

10.1	Offer Letter dated as of September 15, 2022 between Shapeways Holdings, Inc. and Alberto Recchi
10.2	Shapeways Holdings, Inc. 2022 New Employee Equity Incentive Plan and forms of agreements thereunder
99.1	Press release issued by Shapeways Holdings, Inc. on September 16, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shapeways Holdings Inc.

Dated: September 16, 2022	By:	/s/ Greg Kress
	Name:	Greg Kress
	Title:	Chief Executive Officer

September 15, 2022 Alberto Recchi 1049 Park Ave. Apt 14A New York, NY 10028 Dear Alberto, the following terms, : I. POSITION AND REPORTING Position. Your initial title will be Chief Financial Officer and you will report to Greg Kress, Chief Executive Officer. This position will have the normal duties, responsibilities, and authority of such a position. The principal location of your services will be in New York City, although you may be expected by the Company to work remotely. During your employment, you will devote your full business time to the business and interests of the Company and its affiliates and to the discharge of your duties and responsibilities under this letter agreement. You agree not to engage in any employment, consulting, or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. The foregoing shall not prevent you from (i) serving on the boards of directors of non-profit organizations, (ii) with the consent of the Board of Directors of the Company (the - profit companies that are not competitors of the Company, (iii) participating in charitable, civic, educational, professional, community, or industry affairs, and (iv) managing your personal investments and legal affairs; provided that none of the activities listed in the foregoing clauses (i) through (iv) shall, whether individually or in the aggregate, materially interfere with your duties and responsibilities to the Company under this letter agreement, violate your obligations under the Proprietary Information and Inventions Agreement (defined below), conflict with any corporate policies, including but not Guidelines, or create a conflict of interest with the Company. meeting to be held in 2023. For purposes of clarification, you will remain on the Board through time you will be eligible for re-nomination to the Board, subject to the applicable process for evaluation and nomination of other B Governance Guidelines and Board committee charters. As a result of your employment hereunder, as of the Effective Date, you will no longer be a non-employee (Outside) director and, therefore, will no longer be eligible for future -Employee Director Compensation Policy for Board service on and after the Effective Date, although your cash retainers for Board and committee service prior to the Effective Date, including retainers for the full third quarter of 2022, shall be Exchange Act Rule 10A-3; (iii) independent for compensation committee membership purposes as set forth in Exchange Act Rule 10C- - in Exchange Act Rule 16b-3. Therefore, as of the Effective Date, you will no longer be eligible ittee, and Nominating and Corporate Governance Committee (and Committee Chair thereof).

Alberto Recchi September 15, 2022 Page 2 II. ANNUAL COMPENSATION Annual Base Salary. This is an exempt position with a base annual salary of $357,500, -monthly payroll schedule. As an exempt position, you are not eligible for overtime pay. The Board, or the Compensation and Human Capital base salary rate annually, with the intent to establish your compensation levels consistent with competitive market standards employee compensation policies in effect from time to time. Annual Target Bonus. that you are eligible during your employment, commencing with 2022, your annual target bonus opportunity under the Bonus Plan will equal 50% of your annual base salary rate, and your maximum bonus opportunity under the Bonus Plan for any fiscal year will equal 200% of your target opportunity, prorated based on date of hire. Additional details will be provided to you in your Shapeways Bonus Plan Agreement. The Board or the Compensation Committee, as applicable policies, will review your annual target and maximum bonus opportunities annually, with the intent to establish your compensation levels consistent with competitive market standards, The performance measures under the Bonus Plan will be established by the Compensation Committee in consultation with the CEO, and, absent extraordinary circumstances, will be communicated to you in the first quarter of the fiscal year for which the bonus is measured. The performance measures and targets under the Bonus Plan may be subject to adjustment by the Compensation Committee in case of extraordinary nonrecurring events, such as those described in Accounting Standards Codification Topic 225-20 (or any successor s of financial condition applicable year, or as a result of applicable tax law or accounting rule changes. Bonuses, if earned, will be payable under the Bonus Plan in the fiscal year immediately following the fiscal year for which the bonus is earned, subject to the Compensation Subject to Section V, any payment under the Bonus Plan will be subject to your continued employment by the Company through the applicable payment date. For 2022, the annual incentive bonus will be conditioned on achievement of (i) gross margin and (ii) revenue growth goals. Such goals will be established and communicated to you promptly upon your hire. For 2022, if the gross margin goal is not satisfied, then no bonus will be payable for such year. If the gross margin goal is satisfied, then the amount of your bonus for such year will be determined based on achievement of the revenue growth goal, as follows: (a) The threshold revenue growth target will be 60% of budgeted target, meaning that if revenue growth is below such threshold target, no bonus for such year will be payable; (b) Between 60% and 100% achievement of the revenue growth target (i.e., between threshold and target achievement), the amount of the bonus for such year will be determined on a linear interpolation basis between 0% and 100% payment of target bonus; and (c) Between 100% and 150% (or greater) achievement of the revenue growth target (i.e., between target and maximum achievement), the amount of the

Alberto Recchi September 15, 2022 Page 3 bonus for such year will be determined on a linear interpolation basis between 100% and 200% payout of target bonus. Wage Theft Protection Act. Please see attached Exhibit C. III. LONG-TERM INCENTIVES Long-Term Incentives. During your employment, but first beginning in 2024, you shall be eligible to receive annual grants of long- 2021 Equity Incentive Plan, as it may be further amended 2021 the Board or the Compensation Committee, as applicable, in its discretion. Such grants shall be made at the same time as for other senior executive officers of the Company, and shall be subject to such terms and conditions (including vesting, which may be service-based and/or performance-based) as may be determined by the Board or the Compensation Committee, as applicable, in accordance with the 2021 Equity Plan and the applicable award agreement provided to you. New Hire Inducement Award. Subject to the approval by the appropriate committee of the as a material employment, on the Effective Date, the Company shall grant you an award of 880,000 restricted . This grant is an employment inducement award granted under the in accordance with Rule 303A.08 of the New York Stock Exchange Listed Company Manual. Such grants will be su award agreements, as applicable, for awards granted under the 2022 Equity Plan. Each award will: (a) vest over a four-year period, with 25% of each award vesting on the one-year anniversary of the Effective Date and 6.25% of each award vesting quarterly thereafter; (b) -to- -Related Items required to be withheld on vesting or settlement; (c) provide for accelerated and full vesting as of the effective time of a Change in Control, as defined in the 2022 Equity Plan; and (d) such other terms and conditions to be set forth in an award agreement provided to you. Future Grant of PSUs. As of January 2, 2023, you will be eligible to receive an award of 100 2021 Equity Plan. The PSUs will: (a) vest over a four-year period, with 25% of the PSUs vesting on the one-year anniversary of the Effective Date and 6.25% of the PSUs vesting quarterly thereafter; (b) -to- -Related Items required to be withheld on vesting or settlement; (c) provide for accelerated and full vesting as of the effective time of a Change in Control, as defined in the 2021 Equity Plan; and (d) such other terms and conditions, including performance metrics, to be set forth in an award agreement provided to you.

Alberto Recchi September 15, 2022 Page 4 Existing Restricted Stock Units. The parties acknowledge that you were granted 31,250 RSUs under the 2021 Equity Plan in connection with your service as an Outside Director on the Board. These RSUs shall be forfeited by you, and you shall have no further rights with respect to these RSUs. IV. BENEFITS Employee Benefits. You will be eligible for employee benefits to the same extent offered to similarly situated senior executives of the Company, except to the extent such plans are duplicative of the benefits otherwise provided to you hereunder. Such participation will be subject to the terms of the applicable plan documents and generally applicable Company policies, as in effect from time to time. Vacation. You will be entitled to the number of vacation days per fiscal year available to you policy, as amended from time to time, subject to its terms and conditions. Business Expenses. The Company will pay or reimburse you for all reasonable, customary and necessary business expenses incurred or paid by you in the performance of your duties and responsibilities hereunder, subject to such reasonable substantiation, documentation, and other requirements as may be specified by the Company from time to time. The Company agrees to reimburse by you in connection with the review, negotiation, and execution of this Agreement up to a maximum of $10,000. V. TERMINATION Termination, Generally. terminated by the Company at any time and you may resign at any time; provided that you agree period). Upon any termination of your employment by any party and for any reason (including due to death or Disability (defined below)), you (or your heirs or estate, as applicable) will be entitled to receive: (i) any base salary earned but not paid through the date of termination, (ii) pay for any vacation time earned but not used through the date of termination, (iii) any reimbursable business expenses incurred by you prior to but un-reimbursed as of the date of termination and (iv) all other payments and benefits as may be provided under the terms of any applicable benefit Vacate from Positions. Upon any termination of your employment by any party and for any reason, you will be deemed to resign from all offices, boards, committees and any other offices or positions of the Company or its affiliates. You agree to sign such documents to effectuate your removal from such positions no later than three (3) days following the date of such termination. Severance. If the Company terminates your employment without Cause or if you resign for Good Reason (as described below), and you satisfy the conditions described under Compensation, the Company will pay or provide to you the following: (a) Cash severance equal to six months of your base salary (at the rate in effect at the time of termination, without regard to any decrease thereof giving rise to Good Reason), payable in equal installments over the six-month period following termination, in accordance with the normal payroll practices of the Company, which shall be paid

Alberto Recchi September 15, 2022 Page 5 following your termination; provided that any such installments payable to you prior to such date shall be accrued and paid to you in a lump sum in the first regular payroll period on or following the 60th day following your termination; (b) A prorated portion of the actual bonus you would have received under the Bonus Plan for the fiscal year of your termination had your termination not occurred, calculated by determination of the achievement of the applicable performance measures for such fiscal year) by a fraction, the numerator of which is the number of days during the fiscal year of termination that you were employed by the Company and the denominator of which is 365, payable at the time bonuses under the Bonus Plan for the fiscal year of your termination, if any, are paid to other senior executives of the Company; (c) Any unpaid bonus that would have been payable under the Bonus Plan for any fiscal year preceding the fiscal year in which termination occurs had you remained employed on the date bonuses under the Bonus Plan for such fiscal year are paid to other senior executives of the Company; and (d) and you elect to continue your participation and that of your eligible dependents in those earlier of (i) the six-month anniversary of your termination date and (ii) the date you begin Company will contribute to the premium cost of your coverage and that of your eligible dependents under those plans at the rate it contributed to your premium cost of coverage on the date of termination. To be eligible for these Company premium contributions, however, you must pay your portion of the premium cost during the Continuation Period. You are required to notify the Company immediately if you begin new employment during coverage for the remainder of the COBRA period, if any, by paying the full premium cost of such benefits; provided that, if such termination occurs on or within 12 months following a consummation of a Change in Control (as defined in the 2022 (each, within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and you satisfy the conditions described under will pay or provide to you the following: (i) In lieu of the cash severance described in subsection (a) above, you will receive a cash lump sum payment on the 60th day following termination equal to the sum of: (x) 12 months of your base salary (at the rate in effect at the time of termination, without regard to any decrease thereof giving rise to Good Reason); and (y) a prorated portion of your bonus under the Bonus Plan for the fiscal year of your termination, calculated by multiplying 100% of your target bonus opportunity for such fiscal year by a fraction, the numerator of which is the number of days during the fiscal year of termination that you were employed by the Company and the denominator of which is 365; (ii) You shall be eligible to receive the Prior Year Bonus in accordance with (and not duplication of) subsection (b) above;

Alberto Recchi September 15, 2022 Page 6 (iii) You shall be eligible for the benefits in accordance with (and not in duplication of) subsection (d) above, except that the Continuation Period shall continue until the earlier of (x) the 12-month anniversary of your termination date and (y) the date you begin new employment that offers group health coverage; and (iv) You shall receive immediate vesting in full of all service-vesting conditions of all of your then outstanding equity or equity-based incentive awards, it being understood that any such outstanding awards that are also subject to satisfaction of performance-vesting conditions shall remain outstanding and shall continue to be eligible to vest subject to the satisfaction of such conditions based on the actual results of the applicable financial or other metrics and shall be payable on the regular payment dates as per the terms of the applicable award agreement; provided that any individual performance goals that are not based on objective financial performance criteria shall be deemed earned at target as of the date of termination; provided, further, that if the individual award agreement or other contract between the Company and you governing any such award provides for more favorable vesting treatment than provided in this subsection (iv), then the more favorable treatment shall apply to such award. Notwithstanding the foregoing, if the continuation coverage contemplated by subsection (d) or (iii) above, as applicable, would result in the imposition of excise taxes on the Company for failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable), then, in lieu of providing such continuation coverage, the Company may make monthly cash payments to you in arrears through the end of the applicable Continuation Period. Each such monthly cash payment shall be in an amount that, after taking into account any taxes you are required to pay in respect of such amount, would be sufficient to provide you with the value that the Company otherwise would have contributed to coverage under subsection (d) or (iii) above, as applicable, for such month. The first of such monthly cash payments will begin with the next regular payroll period on or following the 60th day following your termination (with any accrued payments through such date being included in the first such payment). In no event shall you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this letter agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by you as a result of shall not be subject to set-off, counterclaim or recoupment of amounts owed by you to the Company or any of its affiliates. Severance Review. The parties acknowledge that the severance benefits set forth above were intended to be designed based on a competitive market assessment as of the date of this letter intended and agreed that the parties hereto will cooperate in good faith to review and evaluate such sever time. Death or Disability. If your employment terminates due to your death or by the Company due to your Compensation, you (or your heirs or estate, as applicable) shall be eligible to receive (a) any Prior Year Bonus, payable on the date bonuses under the Bonus Plan for such fiscal year are paid to other senior executives of the Company, and (b) a prorated portion of your bonus under the Bonus Plan in respect of the year in which such termination occurs, based on actual performance results for such year (as determined by the Compensation Committee). With respect to clause (b), the prorated portion of your bonus under the Bonus Plan, if any, shall be calculated by multiplying (x) the amount of such bonus that would be due for the full fiscal year had you remained employed through the applicable payment date by (y) a fraction, the numerator of which is the number of days during the

Alberto Recchi September 15, 2022 Page 7 fiscal year of termination that you were employed by the Company and the denominator of which is 365. Any such prorated bonus shall be payable at the same time bonuses under the Bonus Plan for such fiscal year are paid to other senior executives of the Company. Termination Payment Conditions. All payments and benefits under this Section V, other than payment of any Final following: (a) Release Condition. Any and all Severance is expressly conditioned upon and subject to your execution of a general waiver and release of claims, in the form attached hereto as Exhibit B (subject to any updates the Company determines in good faith are necessary for purposes of enforceability under applicable law), except for such matters covered by provisions of this letter agreement that expressly survive the termination of this letter agreement. Notwithstanding anything to the contrary, any and all Severance is conditioned on your execution, delivery and nonrevocation of the general waiver and release of claims, within 55 days following your termination of employment. In the case of your death or Disability, such general waiver and release of claims may be executed and delivered by your estate or your legal representative, as the case may be. (b) Compliance with Restrictive Covenants. In addition, any and all Severance is expressly conditioned upon and subject to your continued full performance of obligations under the Restrictive Covenants (as defined below). If the Board determines in good faith that you have materially violated any of the Restrictive Covenants, any rights you may have to receive Severance shall immediately cease, and the Company shall be entitled to demand that any Severance previously paid to you shall be immediately payable by you to the Company; provided, that if you challenge such determination by written notice to the be subject to a determination by a court of competent jurisdiction, in a final, non-appealable, judgment, that you have materially violated any of the Restricted Covenants. If, however, a court of competent jurisdiction determines, in a final, non-appealable, judgment, that you have not materially violated any of the Restricted Covenants, then the full amount of the Severance held back pursuant to this paragraph shall be immediately payable by the Company to you and the recoupment of the portion of Severance previously paid shall not apply. For the avoidance of doubt, this paragraph will not diminish any remedies that the Company may have, including the right of the Company to claim and recover damages in addition to seeking injunctive relief. (c) Resignations from Positions. Further, any and all Severance is expressly conditioned upon and subject to your resignation from all offices, boards, committees and any other offices or positions of the Company or its affiliates (and delivery of any reasonably requi Survival of Provisions. Provisions of this letter agreement will survive any termination if so provided herein or if necessary or desirable to accomplish the purposes of other surviving provisions, including your obligations under the Restrictive Covenants. Definition of Cause. your duties with the Company or its affiliates (other than any such failure resulting from your incapacity due to physical or mental illness); (ii) gross negligence or willful misconduct in the execution of your duties hereunder; (iii) conviction of, or a plea of nolo contendere to, a crime of serious moral turpitude that causes material harm to the business or prospects of the Company or its affiliates, (iv) conviction of, or a plea of nolo contendere to, a felony (or the equivalent thereof in a jurisdiction other than the United States); (v) material breach of this letter agreement, the Proprietary Information and Inventions Agreement, or any other material written agreement between you and the Company or any of its affiliates; (vi) performance of any material act of

Alberto Recchi September 15, 2022 Page 8 theft, embezzlement, fraud or misappropriation, in each case with respect to the property of the Company or one of its affiliates; or (vii) any material breach by you of the material, written personnel policies of the Company or one of its affiliates, including those prohibiting acts of discrimination, harassment or retaliation. Notwithstanding the above, the events described in clauses (i), (ii) and (v) above will not constitute Cause unless the Company (A) notifies you in writing actual knowledge of the event giving rise to Cause, and (B) provides you with a period of 30 days following receipt of such notice to cure such event, or, if such event is not cured or you refuse to cure, an ritten notice to appear (with legal counsel) before the full Board to discuss the specific circumstances alleged to constitute a Cause event. For purposes of this definition, an act, or a failure to act, shall not be deemed willful or intentional, unless it is done, or omitted to be done, by you in bad faith or without a reasonable belief that your action or omission were in the best interest of the Company. Notwithstanding the foregoing, any action or inaction taken by you based on your reasonable reliance on advice of counsel to the Company or the direction of the Board shall not form the basis for Cause. Definition of Good Reason. annual base salary or annual incentive opportunity, unless such reduction is made across the board to other senior executives of the Company and does not exceed ten percent (10%) of your then current annual base salary or annual incentive opportunity, as applicable; (ii) any material diminution in your title, reporting relationship, authority, duties or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (iii) relocation of your principal place of employment by more than 25 miles outside of New York City (unless you are provided the opportunity, and you consent, to work remotely); or (iv) the other material written agreement between you and the Company or any of its affiliates. Notwithstanding the above, the events described in clauses (i) through (iv) above will not constitute Good Reason unless you notify the Company in writing within 30 days following the initial existence of the event giving rise to Good Reason, the Company has failed to cure the circumstances giving rise to Good Reason within 30 days following such notice by you, and if the Company has failed to cure, you tender your resignation for Good Reason effective no later than 30 days following the end of such cure period. If you fail to resign within such 30-day period following the end of such cure period, your right to terminate your employment for Good Reason will be deemed to be waived. Definition of Disability. ility to perform the material duties hereunder due to a physical or mental injury, infirmity or incapacity, or absence from employment with the Company on a full-time basis due to physical or mental illness, in each case, for any consecutive period of six months or any non- consecutive periods aggregating six months or more in any 12- month period. VI. RESTRICTIVE COVENANTS Proprietary Information and Inventions Agreement. Concurrently with your execution of this letter agreement, and as a material inducement for the Company to enter into this letter Employee Proprietary Information, and Inventions Agreement attached hereto as Exhibit A (the terms of which are incorporated by reference as if fully set forth herein) (as it may be amended agree, upon, to comply with your obligations as set forth therein (including under the noncompetition, nonsolicitation, nondisclosure, intellectual property assignment, and return of property provisions therein). Nondisparagement. You shall not, directly or indirectly, disparage the Company or any of its subsidiaries or affiliates, or any of their respective employees, officers, directors, partners, members, equity holders, shareholders or other owners, or any of their respective businesses,

Alberto Recchi September 15, 2022 Page 9 products, operations or practices. The Company shall not, and shall instruct its directors and executive officers (and those of its subsidiaries or affiliates) not to, directly or indirectly, disparage you. Notwithstanding the foregoing, nothing in this letter agreement shall preclude (a) discussing any matter in the good faith performance of your duties, (b) responding publicly to incorrect, disparaging, or derogatory public statements to the extent reasonably necessary to correct or refute such public statements, or (c) the making of truthful statements that are required by applicable law, regulation or legal process. The covenants, agreements, obligations, and undertakings to which you are subject under the Proprietary Information and Inventions Agreement and this Section VI are collectively referred to VII. COOPERATION During the Term and thereafter, you shall reasonably cooperate with the Company and its affiliates in any internal investigation, any administrative, regulatory, or judicial investigation or proceeding, or any dispute with a third party, in each case as reasonably requested by the Company. Such cooperation may include your being reasonably available to the Company upon reasonable notice for interviews and factual investigatio to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company all pertinent information, and turning over to the Company all relevant documents which are or may come into your possession, all at times and on schedules that are reasonably consistent with your other permitted activities and commitments. It is expressly agreed that the mes be exercised in a reasonable manner, that adequate notice shall be given to you in such events, and that non-compliance with any such request by you for good reason, including ill health or prior commitments, shall not constitute a breach or violation of this letter agreement. If the Company requires your cooperation in accordance with this paragraph, the Company shall reimburse you solely for reasonable travel expenses (including lodging and meals) upon submission of receipts. In addition, for any post-employment services you render in complying with this paragraph unless prohibited by applicable law, rule, or regulation, the Company shall pay you an hourly fee, in an amount (rounded to the nearest whole cent) determined by dividing your annual base salary rate as in effect on the date of your termination (but without giving effect to any reduction that gave rise to Good Reason) by 2,080. VIII. MISCELLANEOUS This letter agreement (together with Exhibits A and B) represents the entire agreement of the parties concerning your employment with the Company and its subsidiaries, your compensation therefore and the other matters covered herein and, except as set forth in this letter agreement, will supersede any and all previous contracts, understandings, agreements, commitments, promises or similar communications or arrangements, whether written or oral, with respect to such subject matters between any of the Company, its respective subsidiaries, its respective directors, officers, employees and agents, and you. Without limiting the foregoing, the parties hereby acknowledge and agree that the covenants, agreements, obligations, and undertakings set forth in this letter agreement will operate independently of, and will be in addition to, any similar covenants, agreements, obligations, and undertakings to which you may be subject under any other agreements you may enter into with the Company and its subsidiaries. Any document produced or communication made in the course of negotiating the terms of this letter agreement will not constitute a part of this letter agreement and will not be used to interpret the terms of this letter agreement or the intent of the parties hereto. Neither party is relying upon any representation, understanding, undertaking, promise, commitment, communication, or agreement, whether written or oral, not set forth in this letter agreement, and each party expressly disclaims any reliance on any of the foregoing. Nothing in this letter agreement shall under the Merger Agreement.

Alberto Recchi September 15, 2022 Page 10 All payments described in this letter agreement will be subject to applicable U.S. Federal, state, local, and non-U.S. tax reporting and withholding requirements. This letter agreement will be interpreted such that the payments made under this letter agreement comply with, or are exempt from, Section 409A. To the extent that the Company determines that any payment or benefit pursuant to this letter agreement constitutes deferred compensation (within the meaning of Section 409A), such payment or benefit will be made at such times and in such forms as the Company determines are required to comply with Section 409A (including in the case of a -month delay for amounts payable upon a separation from service) and the Treasury Regulations and any applicable guidance thereunder. Notwithstanding anything in this letter agreement to the contrary, in the of Section er, your date of death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A that is also a business day. For purposes of Section 409A, each of the payments that may be made hereunder is designated as a separate payment. For purposes of this letter agreement, with respect to payments of any amounts that are employme that is consistent with the requirements of Section 409A. To the extent that any reimbursements under this letter agreement are taxable to you, any such reimbursement payment due to you your appropriate itemization and substantiation of expenses incurred, and in all events on or before the last day of your taxable year following the taxable year in which the related expense was incurred. The reimbursements under this letter agreement are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that you receive in one taxable year shall not affect the amount of such benefits or reimbursements that you receive in any other taxable year. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that you are solely liable and responsible for, and the Company is not liable for, the taxes imposed on you in respect of the payments and benefits provided to you in the course of your employment with the Company, and the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities. This letter agreement may be amended or modified only by a written instrument signed by you and by an expressly authorized representative of the Company. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this letter agreement, or the waiver by either party of any breach of this letter agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach. Any and all notices, requests, demands, and other communications provided for by this letter agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, registered or certified, and addressed to you at your last known address on the books of the Company or, in the case of the Company, at its principal place of business, or to such other address as either party may specify by notice to the other actually received. In this letter agreement: pronouns and other words of gender shall be read as gender-neutral; titles and headings of the sections in this letter agreement are for convenience of reference only, and in the event of any conflict, the text of this letter agreement, rather than such titles or headings, shall control. This letter agreement may be executed in several counterparts, each of

Alberto Recchi September 15, 2022 Page 11 which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Neither the Company nor you may make any assignment of this letter agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party. This letter agreement shall inure to the benefit of and be binding upon the Company and you, and any successor that assumes and agrees to perform this letter agreement by operation of law or otherwise. IX. APPLICABLE LAW AND JURISDICTION All questions concerning the construction, validity, and interpretation of this letter agreement will be governed by the laws of the State of Delaware, without regard to any conflicts or choice of law rules or principles. Each of the parties hereto irrevocably agrees for the exclusive benefit of the other that any and all suits, actions, or proceedings arising out of or relating to this letter shall be heard and determined in a Delaware state or a federal court sitting in Wilmington, Delaware, and the parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such Proceeding. Each of the parties hereto irrevocably waives any objection to the laying of venue of any such proceeding brought in any such court and irrevocably waives any claim that any such proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that this letter agreement involves at least $100,000 and that this letter agreement has been entered into in express reliance on Section 2708 of Title 6 of the Delaware Code. Each of the parties hereto irrevocably and unconditionally agrees (i) that, to the extent, such party is not otherwise subject to service of process in the State of Delaware, it will appoint (and maintain an agreement with respect to) an agent in the State of Delaware as such process and notify the other parties hereto of the name and address of said agent, (ii) that service of process may also be made on such party in accordance with this Section IX, and (iii) that service made pursuant to clause (i) or (ii) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware. X. WAIVER OF JURY TRIAL EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party hereto has been induced to enter into this letter agreement by, among other things, the mutual waiver and certifications in this Section X. XI. INDEMNIFICATION; LIABILITY INSURANCE. If you are made or threatened to be made a party to or a participant in any actual, threatened, pending, or completed action, claim, or proceeding of any type, the Company shall indemnify, defend, and hold you harmless to the maximum extent authorized or permitted by applicable law, by its Certificate of Incorporation, By-Laws, and all other organizational documents of the Company, as the foregoing may be amended from time to time to provide broader protection, and including any losses arising out of or relating to any of your actual or alleged acts, omissions, negligence or active or passive wrongdoing (but in no event in connection with your provide you with

Alberto Recchi September 15, 2022 Page 12 fees and expenses are incurred (subject to an undertaking from you to repay such advances if it shall be finally determined by a judicial decision which is not subject to further appeal that you were not entitled to the reimbursement of such fees and expenses). In all events, without limiting the foregoing, the Company shall provide you with indemnification on terms no less favorable than provided to any other executive officer or director of the Company. Such indemnification shall continue even if you have ceased to be a director, officer, equity holder, or employee of the Company or its affiliates and shall inure to the benefit of your heirs, executors, and administrators. In addition, during your employment with the Company and for six years thereafter, the Company or any successor to the Company shall purchase and maintain, at its coverage to you on terms that are no less favorable than the coverage provided to other directors and officers of the Company. The provisions of this Section XI shall survive the termination of this letter agreement and your employment with the Company. XII. SEVERABILITY In the event that any one or more of the terms or provisions of this letter agreement will be held to be invalid or unenforceable by a court of competent jurisdiction, the validity and enforceability of the remaining provisions, or the application of such portion or provision in circumstances other than those as to which it is so declared invalid or unenforceable, will not in any way be affected or impaired thereby, and each portion and provision of this letter agreement shall be valid and enforceable to the fullest extent permitted by law. We hope that you will accept our offer to join the Company. Please confirm your understanding and agreement with the terms of this letter and accept this offer by signing below. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. SHAPEWAYS HOLDINGS, INC. By: Name: Greg Kress Title: Chief Executive Officer Date: Alberto Recchi Date:

Alberto Recchi
September 15, 2022
Page 13

SHAPEWAYS

EXHIBIT A

SHAPEWAYS HOLDINGS, INC.
EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

[See attached.]

EXHIBIT B

SEVERANCE PAYMENTS AND BENEFITS

[To be completed at the time of separation. Exhibit to include full list of any severance payments on any other benefits (including treatment of equity awards) to be provided in connection with Executive's separation.]

EXHIBIT C

WAGE THEFT PROTECTION NOTICE

Employer Mailing and Physical Address:

Shapeways, Inc
228 Park Ave South
PMB 15839
New York, New York 10003-1502 US

Employer People Team Phone: (646) 265-7440

Employer People Team Email: USApeople@shapeways.com

Employee's Rate of Pay: $ 14,895.83 per semi-monthly pay period.

Regular Pay Information: Semi-monthly, on the 15th and last day of the month, unless it falls on a weekend or holiday, then it will be the preceding working day.

Allowances: None

FLSA Status: Exempt, exempt from overtime pay.

Primary Language Notice: This form is provided in English, but it will also be provided in a different primary language if the Labor Department offers a translation. Please contact the People Team using the contact information listed above to remove/change English as your primary language.

Alberto Recchi
Alberto Recchi (Sep 15, 2022 13:06 EDT)

Alberto Recchi
Date: Sep 15, 2022

1 SHAPEWAYS, INC. EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT This Employee Proprietary Information and Inventions Agreement (the Agreement between Shapeways, Inc., a Delaware Company and the individual identified on the signature page Employee the Company and confirms and memorializes the agreement that (regardless of the execution date hereof) the Company and I have had since the commencement of my employment (which term, for purposes of this Agreement, shall be deemed to include any relationship of service to the Company that I may have had prior to actually becoming an employee). I acknowledge that this Agreement is a material part of the consideration for my employment or continued employment by the Company. In exchange for the foregoing and for other good and valuable consideration, including below) for performance of my employment, training and/or receipt of certain other valuable consideration, the parties agree as follows: 1. No Conflicts. I have not made, and agree not to make, any agreement, oral or written, that is in conflict with this Agreement or my employment with the Company. I will not violate any agreement with, or the rights of, any third party. When acting within the scope of my employment (or otherwise on behalf of the Company), I will not use or Restricted Materials expressly authorized by the Company in writing. Further, I have not retained anything containing or reflecting any confidential information or intellectual property of a prior employer or other third party, whether or not created by me. 2. Inventions. a. Definitions. Company Interest means any of the current and anticipated business, research and development, as well as any product, service, other Invention or Intellectual Property Rights (defined below) that is sold, leased, used, licensed, provided, proposed, under consideration or under development by the Intellectual Property Rights trademark rights, mask work rights, trade secret rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world (including any application therefor and any rights to apply therefor, as well as all rights to pursue remedies for Invention discovery, learning, invention, development, research, technology, work of authorship, trade secret, software, firmware, content, audio-visual material, tool, process, technique, know-how, data, plan, device, apparatus, specification, design, prototype, circuit, layout, mask work, algorithm, program, code, documentation or other material or information, tangible or intangible, and all versions, modifications, enhancements and derivative works thereof, whether or not it may be patented, copyrighted, trademarked or otherwise protected. b. Assignment. The Company shall own, and I hereby assign and agree to assign, all right, title and interest in and to all Inventions (including all Intellectual Property Rights therein, related thereto or embodied therein) that are collected, made, conceived, developed, reduced to practice or set out in any tangible medium of expression or otherwise created, in whole Created employment with the Company that either (i) arise out of any use of the s, equipment, Proprietary Information or other assets Company Assets conducted by, for or under the direction of the Company (whether or not ours or (C) using Company Assets), or (ii) are useful with or in or relate directly or indirectly to any Company Interest. I will promptly disclose and provide Assigned Inventions Company. However, the foregoing does not purport to assign to the Company (and Assigned Inventions shall not include) any Invention that: (1) by law I cannot be required to so assign; or (2) otherwise meets all of the following requirements: (I) the Invention is Created entirely on my own time; (II) the Invention is Created entirely without use of any Company Assets and (III) the Invention is not useful with or related to any Company Interest. Nevertheless, if I believe any Invention Created by me during the term of my employment is not within the definition of Assigned Inventions, I will nevertheless disclose it to the Company so that the Company may make its assessment. c. Assurances. I hereby make and agree to make all assignments to the Company necessary to effectuate and ownership in and to all Assigned Inventions. I will further assist the Company, at its expense, to evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce and defend any rights specified to be so owned or assigned. I hereby irrevocably designate and appoint the Company and its officers as my agents and attorneys-in- fact, coupled with an interest, to act for and on my behalf to execute and file any document and to perform all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me. d. Other Inventions. If (i) I use or disclose any Restricted Materials when acting within the scope of my employment (or otherwise to or on behalf of the Company) or (ii) any Assigned Invention cannot be fully made, used, reproduced, sold, distributed, modified, commercialized or Exploited misappropriating, infringing or violating any Restricted Materials, I hereby grant and agree to grant to the Company a perpetual, irrevocable, worldwide, fully paid-up, royalty-free, non-exclusive, assignable, transferable, sublicensable right and license to use, disclose, fully Exploit and exercise all rights in such Restricted Materials and all Intellectual Property Rights embodied therein or related thereto. I will not use or disclose any Restricted Materials for which I am not fully authorized to grant the foregoing license. e. Moral Rights. To the extent allowed by applicable law, the terms of this Section 2 include all rights of paternity, integrity, disclosure, withdrawal and any other rights that may be known or referred to as Moral Rights law, I hereby ratify and consent to any action that may be taken with respect to such Moral Rights by or authorized by the Company, and agree not to assert any Moral Rights with respect thereto. I will confirm any such ratification, consent or agreement from time to time as requested by the Company. Furthermore, I agree that notwithstanding any rights of publicity, privacy or otherwise (whether or not statutory) anywhere in the world and without any further compensation, the Company may and is hereby authorized to use my name, likeness and voice in connection with promotion of its business, products and services, and to allow others to do the same..

2 3. Proprietary Information. a. Definition; Restrictions on Use. I agree that all Assigned Inventions (and all other financial, business, legal and technical information regarding or relevant to any Company Interest that is not generally publicly known), including the identity of and any other information relating to the as such terms are defined below), that I develop, learn or obtain during my employment or that are received by or for the Company in confidence, constitute Proprietary Information or indirectly disclose or use any Proprietary Information, except as required within the scope of my employment. My obligation of nondisclosure and nonuse of Proprietary Information under this Section shall continue until I can document that it (i) is known or becomes readily generally available to the public without restriction through no fault of mine (understanding that breach of this Agreement would be such a fault) or, if a court requires a shorter duration, then the maximum time allowable by law will control. Furthermore, I understand that this Agreement does not affect my immunity under 18 USC Sections 1833(b) (1) or (2), which read as follows: (1) An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. (2) An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order. b. Upon Termination. Upon termination of my employment (for any or no reason, whether voluntary or involuntary), I will promptly identify and, as directed by the Company, destroy, delete or return to the Company all items containing or embodying Proprietary Information (including all original or copies of content, whether in electronic or hard- copy form), except that I may keep my personal copies of (i) my compensation records; (ii) materials distributed to shareholders generally; and (iii) this Agreement. c. Company Systems. I also recognize and agree that I have no expectation of privacy with r telecommunications systems or information processing systems (including, without limitation, stored computer files, email messages and voicemail messages or other devices (including personal devices)) in which Company Proprietary Information resides, is stored or is passed through Company Systems with work rules and safety concerns, the Company or its agents may monitor, at any time and without further notice to me, any Company Systems and any of my activity, files or messages on or using any Company Systems, regardless of whether such activity occurs on equipment owned by me or the Company. I further agree that any property situated on the leased or otherwise possessed by the Company, including computers, computer files, email, voicemail, storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. I understand and acknowledge that (A) any such searches or monitoring efforts are not formal accusations of wrongdoing but rather part of the procedure of an investigation and (B) refusal to consent to such a search may be grounds for discipline. 4. Restricted Activities. For the purposes of this Section 4, the term that control, are controlled by or are under common control with the responsibilities or about whom Employee has Proprietary Information. a. Definitions. Competitive Activities non-Company activity (i) that is the same or substantially similar to relates to, is substantially similar to, or competes with the Company (or its from the Company; or (ii) involving the use or disclosure, or the likelihood of the use or disclosure, of Proprietary Information. Competitive Activities do not include being a holder of less than one percent (1%) of the Business Partner past (i.e. termination from the Company), present or prospective (i.e., actively pursued by the Company within the twelve (12) months preceding distributor or other business partner of the Company with whom Employee comes into Company or about whom Employee had knowledge by reason of Cause uit, employ, retain or otherwise solicit, induce or influence, or to attempt to do so. Solicit service, take orders from or solicit the business or patronage of any Business Partner for Employee or any other person or entity, (B) divert, entice or otherwise take away from the Company the business or patronage of any Business Partner, or to attempt to do so, or (C) solicit, induce or encourage any Business Partner to terminate or reduce its relationship with the Company. b. Acknowledgments. i. I acknowledge and agree that (A) the Company's business is highly competitive; (B) secrecy of the Proprietary Information is of the utmost importance to the Company, and I will learn and use Proprietary Information in the course of performing my work for the Company and (C) my position may require me to establish goodwill with Business Partners and employees on behalf of the Company and such goodwill is extremely Company has made substantial investments to develop its business interests and goodwill. ii. I agree that the limitations as to time, geographical area and scope of activity to be restrained in this Section 4 are coextensive with the print and my performance of responsibilities for the Company and are therefore reasonable and not greater than necessary to protect the goodwill or other business interests of the Company. I further agree that such investments are worthy of protection and that the any hardship I may experience by complying with its terms. iii. I acknowledge that my violation or attempted violation of the agreements in this Section 4 will cause irreparable damage to the Company or its Affiliates, and I therefore agree that the Company shall be entitled as a matter of right to an injunction out of any court of

3 competent jurisdiction, restraining any violation or further violation of right to seek injunctive relief shall be cumulative and in addition to any other remedies provided by law or equity. iv. Although the parties believe that the limitations as to time, geographical area and scope of activity contained herein are reasonable and do not impose a greater restraint than necessary to protect the goodwill or other business interests of the Company, if it is judicially determined otherwise, the limitations shall be reformed to the extent necessary to make them reasonable and not to impose a restraint that is greater than necessary to protect the goodwill or other business interests of the Company. v. In any such case, the Company and I agree that the remaining provisions of this Section 4 shall be valid and binding as though any invalid or unenforceable provision had not been included. c. As an Employee. During my employment with the Company, I will not directly or indirectly: (i) Cause any person to cease or reduce their services (as an employee or otherwise) to the Company (other than, in the course of my duties for the Company, terminating subordinate employees or reducing the work of or terminating consultants); (ii) Solicit any Business Partner; (iii) act in any capacity in or with respect to any commercial activity which competes, or is reasonably likely to compete, with any business that the Company conducts, proposes to conduct or demonstrably anticipates conducting, at any time during my employment with the Company or (iv) enter into in an employment, consulting or other similar relationship with another person or entity that requires a significant time commitment without the prior written consent of the Company. d. After Termination. For the period of twelve (12) months immediately following my termination of employment with the Company (for any or no reason, whether voluntary or involuntary), I will not directly or indirectly: (i) Cause any person to cease or reduce their services (as an employee or otherwise) to the Company; (ii) Solicit any Business Partner; or (iii) engage in any Competitive Activities (A) anywhere the Company offers its services or has customers during my employment with the Company or where my use or disclosure of Proprietary Information could materially disadvantage the Company regardless of my physical location; or (B) anywhere the Company offers its services or has customers and where I have responsibility for the Company or (C) anywhere within a fifty (50) mile radius of any physical location I work for the Company. The foregoing timeframes shall be increased by the period of time beginning from the commencement of any violation of the foregoing provisions until such time as I have cured such violation. 5. Employment at Will. I agree that this Agreement is not an employment contract for any particular term. I have the right to resign and the Company has the right to terminate my employment at will, at any time, for any or no reason, with or without cause. This Agreement does not purport to set forth all of the terms and conditions of my employment, and as an employee of the Company, I have obligations to the Company which are not described in this Agreement. However, the terms of this Agreement govern over any such terms that are inconsistent with this Agreement, and supersede the terms of any similar form that I may have previously signed. This Agreement can only be changed by a subsequent written agreement signed by the Chief Executive Officer or President of the Company, or an officer designee authorized in writing by 6. Protected Activity Not Prohibited. I understand that nothing in this Agreement limits or prohibits me from filing a charge or complaint with, or otherwise communicating or cooperating with or participating in any investigation or proceeding that may be conducted by, any federal, state or local government agency or commission, including the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the National Labor Relations Board, the state division of human rights, a local commission on human rights, Government Agencies communicating with my attorney, including disclosing documents or other information as permitted by law, without giving notice to, or receiving authorization from, the Company. Notwithstanding the foregoing, in making any such disclosures or communications, I agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Proprietary Information to any parties other than the Government Agencies or my attorney. 7. Survival. I agree that any change or changes in my employment title, duties, compensation, or equity interest after the signing of this Agreement shall not affect the validity or scope of this Agreement. I agree that the terms of this Agreement, and any obligations I have hereunder, shall continue in effect after termination of my employment, regardless of the reason, and whether such termination is voluntary or involuntary, and that the Company is entitled to communicate my obligations under this Agreement to any of my potential or future employers. I will provide a copy of this Agreement to any potential or future employers of mine, so that they are aware of my obligations hereunder. This Agreement, and any obligations I have hereunder, also shall be binding upon my heirs, executors, assigns and administrators, and shall inure to the benefit of the Company, its Affiliates, successors and assigns. This Agreement and any rights and obligations of the Company hereunder may be freely assigned and transferred by the Company, in whole or part, to any third party. 8. Miscellaneous. Any dispute in the meaning, effect or validity of this Agreement shall be resolved in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof. Any legal action or proceeding relating to this Agreement shall be brought exclusively in the state or federal courts located in or with jurisdiction over New Castle County, Delaware, and each party consents to the jurisdiction thereof; however, the Company may seek injunctive relief and specific performance in any court of competent jurisdiction. The failure of either party to enforce its rights under this Agreement at any time for any period shall not be construed as a waiver of such rights. Unless expressly provided otherwise, each right and remedy in this Agreement is in addition to any other right or remedy, at law or in equity, and the exercise of one right or remedy will not be deemed a waiver of any other right or remedy. If one or more provisions of this Agreement is held to be illegal or unenforceable under applicable law, such illegal or unenforceable portion shall be limited or excluded from this Agreement to the minimum extent required so that this Agreement shall otherwise remain in full force and effect and enforceable. I acknowledge and agree that any breach or threatened breach of this Agreement will cause irreparable harm to the Company for which damages would not be an adequate remedy, and, therefore, the Company is entitled to injunctive relief with respect thereto (without the necessity of posting any bond) in addition to any other remedies. [Signature Page Follows]

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS THAT IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY, WITH THE UNDERSTANDING THAT I EITHER (1) HAVE RETAINED A COPY OF THIS AGREEMENT OR (2) MAY REQUEST A COPY OF THIS AGREEMENT FROM THE COMPANY AT ANY TIME. SHAPEWAYS, INC. By: Name: Greg Kress Title: Chief Executive Officer Date: Alberto Recchi Date: SIGNATURE PAGE TO EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

Shapeways Holdings, Inc.

2022 New Employee Equity Incentive Plan

As Adopted by Approval of the Board on September 15, 2022

Shapeways Holdings, Inc.
2022 New Employee Equity Incentive Plan
ARTICLE 1. INTRODUCTION.
The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees to focus on critical long-range corporate objectives, (b) encouraging the attraction and retention of Employees with exceptional qualifications and (c) linking Employees directly to shareholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, SARs, Restricted Shares, Restricted Stock Units, and other cash-based, equity-based or equity-related Awards that the Compensation and Human Capital Committee of the Board (or such other committee as described in Article 2 that may be designated by the Board from time to time to administer the Plan, the “Committee”) determines are consistent with the purpose of the Plan and the interests of the Company. The Plan is designed to attract new employees and is intended to satisfy the requirements of NYSE Listed Company Manual Section 303A.08. Capitalized terms used in this Plan are defined in Article 14.
ARTICLE 2. ADMINISTRATION.
2.1General
. The Committee shall administer the Plan. The Committee shall consist exclusively of two or more directors of the Company, who shall be appointed by the Board. In addition, each member of the Committee shall meet the following requirements:
(a)Any listing standards prescribed by the principal securities market on which the Company’s equity securities are traded;
(b)Such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Exchange Act Rule 16b-3 (or its successor); and
(c)Any other requirements imposed by applicable law, regulations or rules.
2.2Committee Responsibilities. The Committee shall: (a) select the Employees who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements and other features, terms and conditions of such Awards (including the form of settlement in cash, Common Shares or other securities, Awards or property), (c) determine performance criteria for the Awards and whether such performance criteria has been attained, (d) interpret the Plan and Awards granted under the Plan, (e) make, amend and rescind rules relating to the Plan and Awards granted under the Plan, including rules relating to sub-plans established for the purposes of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws, (f) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, (g) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant of any Common Shares issued pursuant to an Award, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales, and (h) make all other decisions relating to the operation of the Plan and Awards granted under the Plan. In addition, with regard to the terms and conditions of Awards granted to Employees outside of the United States or not subject to taxation under the laws of the United States, the Committee may vary from the provisions of the Plan to the extent it determines it necessary and appropriate to do so, including, where applicable, varying from the requirements set forth in Articles 5.3 and 6.3.
2.3Effect of Committee’s Decisions. The Committee’s decisions, determinations and interpretations shall be final, conclusive and binding on all interested parties.
2.4 No Rights to Awards or Uniformity of Treatment. No Participant or other person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of

Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.
2.5Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions).
ARTICLE 3. SHARES AVAILABLE FOR GRANTS.
3.1Basic Limitation. Common Shares issued pursuant to the Plan may be authorized but unissued shares or treasury shares. The aggregate number of Common Shares issued under the Plan shall not exceed five million (5,000,000) Common Shares (the “Plan Share Limit”). The Plan Share Limit shall be subject to adjustment pursuant to Article 9.
3.2Shares Returned to Reserve. To the extent that an Option, SAR, Restricted Stock Unit or other Award granted under the Plan is forfeited, cancelled, terminated or expires for any reason without the delivery of all Common Shares subject thereto, or is settled other than wholly by delivery of Common Shares (including cash settlement), then the number of Common Shares subject to such Award that were not issued with respect to such Award will not be treated as issued and will not count against the Plan Share Limit. If SARs are exercised or Restricted Stock Units are settled, then only the number of Common Shares (if any) actually issued to the Participant upon exercise of such SARs or settlement of such Restricted Stock Units, as applicable, shall reduce the number of Common Shares available under the Plan Share Limit and the balance shall again become available for issuance under the Plan. If Restricted Shares or Common Shares issued upon the exercise of Options are forfeited or reacquired by the Company pursuant to a repurchase right or for any other reason, then such Common Shares shall again become available for issuance under the Plan. Common Shares applied to pay the Exercise Price of Options or to satisfy tax withholding obligations related to any Award shall again become available for issuance under the Plan.
3.3Awards Not Reducing Share Reserve. To the extent permitted under applicable exchange listing standards, any dividend equivalents paid or credited under the Plan with respect to Restricted Stock Units shall not be applied against the number of Common Shares that may be issued under the Plan, whether or not such dividend equivalents are converted into Restricted Stock Units.
ARTICLE 4. ELIGIBILITY.
Only Employees shall be eligible for the grant of Awards.
ARTICLE 5. OPTIONS.
5.1Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.
5.2Number of Shares. Each Stock Option Agreement shall specify the number of Common Shares subject to the Option, which number shall adjust in accordance with Article 9.
5.3Exercise Price. Each Stock Option Agreement shall specify the Exercise Price, which shall not be less than 100% of the Fair Market Value of a Common Share on the date of grant.
5.4Exercisability and Term. Each Stock Option Agreement shall specify the date or event when all or any portion of the Option is to become vested and/or exercisable. The vesting and exercisability conditions applicable to the Option may include service-based conditions, performance-based conditions, such other conditions as the Committee may determine, or any combination of such conditions. The Stock Option Agreement shall also specify the term of the Option; provided that, except to the extent necessary to comply with applicable foreign law, the term of an Option shall in no event exceed 10 years from the date of grant. A Stock Option Agreement may provide for accelerated vesting and/or exercisability upon certain specified events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s Service.
5.5Death of Optionee. After an Optionee’s death, any vested and exercisable Options held by such Optionee may be exercised by such Optionee’s beneficiary or beneficiaries. Each Optionee may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company, which beneficiary designation shall be effective only if the prescribed form is received by the Company before the Optionee’s death. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Optionee’s death. If no beneficiary was properly designated or if no designated beneficiary survives the Optionee, then any vested and exercisable Options held by the Optionee may be exercised by such Optionee’s estate.
5.6Modification or Assumption of Options. Within the limitations of the Plan, the Committee may modify, reprice, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of shares and at the same or a different exercise price or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, materially impair such Optionee’s rights or obligations under such Option.
5.7Buyout Provisions. The Committee may at any time (a) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (b) authorize an Optionee to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.
5.8Payment for Option Shares. The entire Exercise Price of Common Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Common Shares are purchased. In addition, the Committee may, in its sole discretion and to the extent permitted by applicable law, accept payment of all or a portion of the Exercise Price through any one or a combination of the following forms or methods:
(a)Subject to any conditions or limitations established by the Committee, by surrendering, or attesting to the ownership of, Common Shares that are already owned by the Optionee with a value on the date of surrender equal to the aggregate Exercise Price for the Common Shares as to which such Option will be exercised;
(b)By delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Common Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company;
(c)Subject to such conditions and requirements as the Committee may impose from time to time, through a net exercise procedure; or
(d)Through any other form or method consistent with applicable laws, regulations and rules.
ARTICLE 6. STOCK APPRECIATION RIGHTS.
6.1SAR Agreement. Each grant of a SAR under the Plan shall be evidenced by a SAR Agreement between the Optionee and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical.
6.2Number of Shares. Each SAR Agreement shall specify the number of Common Shares to which the SAR pertains, which number shall adjust in accordance with Article 9.
6.3Exercise Price. Each SAR Agreement shall specify the Exercise Price, which shall in no event be less than 100% of the Fair Market Value of a Common Share on the date of grant.

6.4Exercisability and Term. Each SAR Agreement shall specify the date when all or any portion of the SAR is to become vested and exercisable. The vesting and exercisability conditions applicable to the SAR may include service-based conditions, performance-based conditions, such other conditions as the Committee may determine, or any combination thereof. The SAR Agreement shall also specify the term of the SAR. A SAR Agreement may provide for accelerated vesting and exercisability upon certain specified events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s Service.
6.5Exercise of SARs. Upon exercise of a SAR, the Optionee (or any person having the right to exercise the SAR after such Optionee’s death) shall receive from the Company (a) Common Shares, (b) cash or (c) a combination of Common Shares and cash, as the Committee shall determine in its sole discretion. The amount of cash and/or the Fair Market Value of Common Shares received upon exercise of SARs shall, in the aggregate, not exceed the amount by which the Fair Market Value (on the date of surrender) of the Common Shares subject to the SARs exceeds the Exercise Price. If, on the date when a SAR expires, the Exercise Price is less than the Fair Market Value of a Common Share on such date, and any portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such portion. A SAR Agreement may also provide for an automatic exercise of the SAR on an earlier date.
6.6Death of Optionee. After an Optionee’s death, any vested and exercisable SARs held by such Optionee may be exercised by such Optionee’s beneficiary or beneficiaries. Each Optionee may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company, which beneficiary designation shall be effective only if the prescribed form is received by the Company before the Optionee’s death. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Optionee’s death. If no beneficiary was properly designated or if no designated beneficiary survives the Optionee, then any vested and exercisable SARs held by the Optionee at the time of such Optionee’s death may be exercised by such Optionee’s estate.
6.7Modification or Assumption of SARs. Within the limitations of the Plan, the Committee may modify, reprice, extend or assume outstanding SARs or may accept the cancellation of outstanding SARs (whether granted by the Company or by another issuer) in return for the grant of new SARs for the same or a different number of shares and at the same or a different exercise price or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of a SAR shall, without the consent of the Optionee, materially impair such Optionee’s rights or obligations under such SAR.
ARTICLE 7. RESTRICTED SHARES.
7.1Restricted Stock Agreement. Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Stock Agreement between the Employee and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.
7.2Payment for Awards. Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, property, cancellation of other equity awards, promissory notes, past services and future services, and such other methods of payment as are permitted by applicable law.
7.3Vesting Conditions. Each Award of Restricted Shares may or may not be subject to vesting and/or other conditions as the Committee may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Committee may determine, or any combination thereof. A Restricted Stock Agreement may provide for accelerated vesting upon certain specified events.
7.4Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other shareholders, unless the Committee otherwise provides. A Restricted Stock Agreement, however, may require that any cash dividends paid on Restricted Shares (a) be accumulated and paid when such Restricted Shares vest, or

(b) be invested in additional Restricted Shares. Any such additional Restricted Shares shall be subject to the same restrictions on transfer and forfeiture as the Restricted Shares with respect to which they were paid. In addition, unless the Committee provides otherwise, if any dividends or other distributions are paid in Common Shares, such Common Shares shall be subject to the same restrictions on transfer and forfeiture as the Restricted Shares with respect to which they were paid.
7.5Modification or Assumption of Restricted Shares. Within the limitations of the Plan, the Committee may modify or assume outstanding Restricted Shares or may accept the cancellation of outstanding restricted shares (whether granted by the Company or by another issuer) in return for the grant of new Restricted Shares for the same or a different number of shares or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of Restricted Shares shall, without the consent of the Participant, materially impair such Participant’s rights or obligations under such Restricted Shares.
ARTICLE 8. RESTRICTED STOCK UNITS.
8.1Restricted Stock Unit Agreement. Each grant of Restricted Stock Units under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the Employee and the Company. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical.
8.2Payment for Awards. To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Employee.
8.3Vesting Conditions. Each Award of Restricted Stock Units may or may not be subject to vesting, as determined by the Committee. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Committee may determine, or any combination thereof. A Restricted Stock Unit Agreement may provide for accelerated vesting upon certain specified events.
8.4Voting and Dividend Equivalent Rights. The holders of Restricted Stock Units shall have no voting rights as the Company’s shareholders. Prior to settlement or forfeiture, Restricted Stock Units awarded under the Plan may, at the Committee’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Common Share while the Restricted Stock Unit is outstanding. Dividend equivalents may be converted into additional Restricted Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Common Shares, or in a combination of both. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the Restricted Stock Units to which they attach.
8.5Form and Time of Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units may be made in the form of (a) cash, (b) Common Shares or (c) any combination of both, as determined by the Committee. The actual number of Restricted Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average value of Common Shares over a series of trading days. Vested Restricted Stock Units shall be settled in such manner and at such time(s) as specified in the Restricted Stock Unit Agreement. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to Article 9.
8.6Death of Employee. Any Restricted Stock Units that become payable after the Employee’s death shall be distributed to the Employee’s beneficiary or beneficiaries. Each recipient of Restricted Stock Units under the Plan may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company, which beneficiary designation shall be effective only if the prescribed form is received by the Company before the Employee’s death. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Employee’s death. If no beneficiary was properly designated or if no designated beneficiary survives the Employee, then any

Restricted Stock Units that become payable after the Employee’s death shall be distributed to the Employee’s estate.
8.7Modification or Assumption of Restricted Stock Units. Within the limitations of the Plan, the Committee may modify or assume outstanding restricted stock units or may accept the cancellation of outstanding restricted stock units (whether granted by the Company or by another issuer) in return for the grant of new Restricted Stock Units for the same or a different number of shares or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of a Restricted Stock Unit shall, without the consent of the Participant, materially impair such Participant’s rights or obligations under such Restricted Stock Unit.
8.8Creditors’ Rights. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.
ARTICLE 9. ADJUSTMENTS; DISSOLUTIONS AND LIQUIDATIONS; CORPORATE TRANSACTIONS.
9.1Adjustments. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares, a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares or any other increase or decrease in the number of issued Common Shares effected without receipt of consideration by the Company, proportionate adjustments shall be made to the following (provided, that the Committee shall determine the method and manner in which to effect such equitable adjustment):
(a)The number and kind of shares available for issuance under Article 3, including the numerical share limit in Article 3.1;
(b)The number and kind of shares covered by each outstanding Option, SAR, Restricted Stock Unit or other Award; and/or
(c)The Exercise Price applicable to each outstanding Option and SAR, and the repurchase price, if any, applicable to Restricted Shares.
In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Committee may make such adjustments as it, in its sole discretion, deems appropriate to the foregoing. Any adjustment in the number of shares subject to an Award under this Article 9.1 shall be rounded down to the nearest whole share, although the Committee in its sole discretion may make a cash payment in lieu of a fractional share. Except as provided in this Article 9.1, a Participant shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.
9.2Dissolution or Liquidation. To the extent not previously exercised or settled, Options, SARs and Restricted Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.
9.3Corporate Transactions. In the event that the Company is a party to a merger, consolidation, or a Change in Control (other than one described in Article 14.6(d)), all Common Shares acquired under the Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Board, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or portions thereof) in an identical manner. Unless an Award Agreement provides otherwise, the treatment specified in the definitive transaction agreement or by the Board may include (without limitation) one or more of the following with respect to each outstanding Award:

(d)The continuation of such outstanding Award by the Company (if the Company is the surviving entity);
(e)The assumption of such outstanding Award by the surviving entity or its parent, provided that the assumption of an Option or a SAR shall comply with applicable tax and regulatory requirements;
(f)The substitution by the surviving entity or its parent of an equivalent award for such outstanding Award (including, but not limited to, an award to acquire the same consideration paid to the holders of Common Shares in the transaction), provided that the substitution of an Option or a SAR shall comply with applicable tax and regulatory requirements;
(g)In the case of an Option or SAR, the cancellation of such Award without payment of any consideration. An Optionee shall be able to exercise such Optionee’s outstanding Option or SAR, to the extent such Option or SAR is then vested or becomes vested as of the effective time of the transaction, during a period of not less than five full business days preceding the closing date of the transaction, unless (i) a shorter period is required to permit a timely closing of the transaction and (ii) such shorter period still offers the Optionee a reasonable opportunity to exercise such Option or SAR. Any exercise of such Option or SAR during such period may be contingent on the closing of the transaction;
(h)The cancellation of such Award and a payment to the Participant with respect to each share subject to the portion of the Award that is vested or becomes vested as of the effective time of the transaction equal to the excess of (A) the value, as determined by the Board in its absolute discretion, of the property (including cash) received by the holder of a Common Share as a result of the transaction, over (if applicable) (B) the per-share Exercise Price of such Award (such excess, if any, the “Spread”).  Such payment may be made in the form of cash, cash equivalents, or securities of the surviving entity or its parent having a value equal to the Spread.  In addition, any escrow, holdback, earn-out or similar provisions in the definitive transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Common Shares.  If the Spread applicable to an Award (whether or not vested) is zero or a negative number, then the Award may be cancelled without making a payment to the Participant. In the event that an Award is subject to Code Section 409A, the payment described in this clause (e) shall be made on the settlement date specified in the applicable Award Agreement, provided that settlement may be accelerated in accordance with Treasury Regulation Section 1.409A-3(j)(4); or
(i)The assignment of any reacquisition or repurchase rights held by the Company in respect of an Award of Restricted Shares to the surviving entity or its parent, with corresponding proportionate adjustments made to the price per share to be paid upon exercise of any such reacquisition or repurchase rights.
Unless an Award Agreement provides otherwise, each outstanding Award held by a Participant who remains an Employee as of the effective time of a Change in Control (a “Current Participant”) shall become fully vested and, if applicable, exercisable immediately prior to the effective time of the Change in Control, unless such Award is continued, assumed or substituted as provided for in clauses (a), (b) or (c) above. The prior sentence shall not apply to an Award held by a Participant who is not a Current Participant, unless the applicable Award Agreement provides otherwise or unless the Company and the acquirer agree otherwise.
In addition, in the case of an outstanding Award as of the effective time of a Change in Control that is subject to one or more performance-based vesting conditions that have not yet been satisfied, such performance-based vesting conditions shall be deemed achieved at 100% of target levels upon the Change in Control, unless such Award is continued, assumed or substituted as provided for in clauses (a), (b) or (c) above and such performance-based vesting condition remains measurable and applicable, or unless the applicable Award Agreement provides for different treatment.
For avoidance of doubt, the Board shall have the discretion, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to provide for the acceleration of vesting upon the occurrence of a Change in Control, whether or not the Award is to be assumed or replaced in the transaction, or in connection with a termination of the Participant’s Service following a transaction.

Any action taken under this Article 9.3 shall either preserve an Award’s status as exempt from Code Section 409A or comply with Code Section 409A.
ARTICLE 10. OTHER AWARDS.
Subject in all events to the limitations under Article 3 above as to the number of Common Shares available for issuance under this Plan, the Company may grant other forms of cash-based, equity-based or equity-related Awards not specifically described herein that the Committee determines are consistent with the purpose of the Plan and the interests of the Company. In addition, the Company may grant awards under other plans or programs, where such awards are settled in the form of Common Shares issued under this Plan. Such Common Shares shall be treated for all purposes under the Plan like Common Shares issued in settlement of Restricted Stock Units and shall, when issued, reduce the number of Common Shares available under Article 3.
ARTICLE 11. LIMITATION ON RIGHTS.
11.1Retention Rights. Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an Employee. The Company and its Parents, Subsidiaries and Affiliates reserve the right to terminate the Service of any Employee at any time, with or without cause, subject to applicable laws, the Company’s certificate of incorporation and by-laws and a written employment agreement (if any).
11.2Shareholders’ Rights. Except as set forth in Article 7.4 or 8.4 above, a Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Common Shares covered by such Participant’s Award prior to the time when a stock certificate for such Common Shares is issued or, if applicable, the time when they become entitled to receive such Common Shares by filing any required notice of exercise and paying any required Exercise Price. No adjustment shall be made for cash dividends or other rights for which the record date is prior to such time, except as expressly provided in the Plan.
11.3Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Common Shares as to which such requisite authority has not been obtained.
11.4Transferability of Awards. The Committee may, in its sole discretion, permit transfer of an Award in a manner consistent with applicable law (including to a “family member” as such term is defined in the General Instructions to Form S-8 (whether by gift or a domestic relations order)). Unless otherwise determined by the Committee, Awards shall be transferable by a Participant only by (a) beneficiary designation, (b) a will or (c) the laws of descent and distribution. Any transferee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations.
11.5Recoupment Policy. All Awards granted under the Plan, all amounts paid under the Plan and all Common Shares issued under the Plan shall be subject to recoupment, clawback or recovery by the Company in accordance with applicable law and with Company policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other applicable law, as well as any implementing regulations and/or listing standards.
11.6Other Conditions and Restrictions on Common Shares. Any Common Shares issued under the Plan shall be subject to such forfeiture conditions, rights of repurchase, rights of first refusal, other transfer restrictions and such other terms and conditions as the Committee may determine. Such conditions and restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to holders of Common Shares generally. In addition, Common Shares issued under the Plan shall be subject to such conditions and restrictions imposed either by applicable law or by Company policy, as adopted from time to time, designed to ensure compliance with applicable law or laws with which the Company determines in its sole discretion to comply including in order to maintain any statutory, regulatory or tax advantage.
ARTICLE 12. TAXES.
12.1General. It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Committee or the Company, for the satisfaction of any federal, state, local or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan unless such obligations are satisfied.
12.2Share Withholding. To the extent that applicable law subjects a Participant to tax withholding obligations, the Committee may permit such Participant to satisfy all or part of such obligations by having the Company withhold all or a portion of any Common Shares that otherwise would be issued to such Participant or by surrendering all or a portion of any Common Shares that they previously acquired. Such Common Shares shall be valued on the date when they are withheld or surrendered. Any payment of taxes by assigning Common Shares to the Company may be subject to restrictions, including any restrictions required by the Securities and Exchange Commission, accounting or other rules.
12.3Section 409A Matters. Except as otherwise expressly set forth in an Award Agreement, it is intended that Awards granted under the Plan either be exempt from, or comply with, the requirements of Code Section 409A. To the extent an Award is subject to Code Section 409A (a “409A Award”), the terms of the Plan, the Award and any Award Agreement shall be interpreted to comply with the requirements of Code Section 409A so that the Award is not subject to additional tax or interest under Code Section 409A, unless the Committee expressly provides otherwise. A 409A Award shall be subject to such additional rules and requirements as specified by the Committee from time to time in order for it to comply with the requirements of Code Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” to an individual who is considered a “specified employee” (as each term is defined under Code Section 409A), then no such payment shall be made prior to the date that is the earlier of (a) six months and one day after the Participant’s separation from service or (b) the Participant’s death, but only to the extent such delay is necessary for such payment to comply with the requirements of Code Section 409A(a)(2)(B)(i). Further, no Participant or the creditors or beneficiaries of a Participant shall have the right to subject any deferred compensation (within the meaning of Code Section 409A) payable under the Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to any Participant or for the benefit of any Participant under the Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company, any Subsidiary, or any Affiliate. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan, including any taxes and penalties under Code Section 409A, and neither the Company, nor any Subsidiary or any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or any beneficiary harmless from such taxes or penalties. With respect to any 409A Award, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Code Section 409A. For purposes of Code Section 409A, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.
12.4Limitation on Liability. Neither the Company nor any person serving on the Board or the Committee shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

ARTICLE 13. FUTURE OF THE PLAN.
13.1Term of the Plan. The Plan, as set forth herein, shall become effective on the date the Board approved the adoption of the Plan. The Plan shall terminate automatically 10 years after the date when the Board approved the adoption of the Plan, and no Award shall be granted under the Plan thereafter. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted under the Plan on or prior to such tenth anniversary, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award, shall nevertheless continue thereafter.
13.2Amendment or Termination. Subject to Section 13.3, the Board may, at any time and for any reason, amend or terminate the Plan without shareholder approval; provided, that any amendment of the Plan shall not materially and adversely affect any of the rights or obligations of any Participant under an Award previously granted to such Participant under the Plan, without such affected Participant’s consent (except to the extent deemed necessary to comply with any applicable law, government regulation, the rules of any principal securities exchange or market on which the Common Shares are then traded, or to preserve favorable accounting or tax treatment of any Award for the Company). No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not affect any Award previously granted under the Plan.
13.3Shareholder Approval. An amendment of the Plan shall be subject to the approval of the Company’s shareholders only to the extent required by any applicable law, government regulation, or the rules of any principal securities exchange or market on which the Common Shares are then traded.
ARTICLE 14. DEFINITIONS.
14.1“Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and/or (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.
14.2“Award” means any award granted under the Plan, including as an Option, a SAR, a Restricted Share award, a Restricted Stock Unit award or another form of cash-based, equity-based or equity-related award that the Committee determines is consistent with the purpose of the Plan and the interests of the Company.
14.3“Award Agreement” means a Stock Option Agreement, a SAR Agreement, a Restricted Stock Agreement, a Restricted Stock Unit Agreement or such other agreement evidencing an Award granted under the Plan.
14.4“Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a Committee to whom the Board has delegated authority to administer any aspect of this Plan.
14.5“Change in Control” means:
(a)Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities;
(b)The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;
(c)The consummation of a merger or consolidation of the Company with or into any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(d)A transaction in which individuals who are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board over a period of 12 months; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by at least a majority of the members of the Incumbent Board then still in office (either by a specific vote or by approval of the proxy statement of the Company in which the individual is named as a nominee for director, without written objection to such nomination), such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided, further, that no individual initially elected or nominated as a Board member as a result of an actual or threatened election contest with respect to Board members or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board will be deemed to be a member of the Incumbent Board.
A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment or settlement event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then, notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the payment or settlement of such Award may accelerate upon a Change in Control for purposes of the Plan or any Award Agreement only if such Change in Control also constitutes a “change in ownership”, “change in effective control”, or “change in the ownership of a substantial portion of the Company’s assets” as defined under Code Section 409A (it being understood that vesting of the Award may accelerate upon a Change in Control, even if payment or settlement of the Award may not accelerate pursuant to this sentence).
14.6“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
14.7 “Common Share” means one share of the Company’s common stock (and any stock or other securities into which such share may be converted or into which it may be exchanged).
14.8“Company” means Shapeways Holdings, Inc., a Delaware corporation.
14.9“Consultant” means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.
14.10“Employee” means an employee of the Company, a Parent, a Subsidiary or an Affiliate (whether as a common law employee, statutory employee, or otherwise).
14.11“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
14.12“Exercise Price,” in the case of an Option, means the amount for which one Common Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Common Share in determining the amount payable upon exercise of such SAR.
14.13“Fair Market Value” means the closing price of a Common Share on any established stock exchange or a national market system on the applicable date or, if the applicable date is not a trading day, on the last trading day prior to the applicable date, as reported in a source that the Committee deems reliable. If Common Shares are not traded on an established stock exchange or a national market system, the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate. The Committee’s determination shall be final, conclusive and binding on all persons. Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A.
14.14“Option” means a stock option not described in Code Sections 422 or 423 granted under the Plan and entitling the Optionee to purchase Common Shares.

14.15“Optionee” means an Employee holding an Option or SAR.
14.16“Parent” means any corporation or entity (other than the Company) in an unbroken chain of corporations or entities ending with the Company, if each of the corporations or entities other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations or entities in such chain. A corporation or entity that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.
14.17“Participant” means an Employee holding an Award.
14.18“Plan” means this Shapeways Holdings, Inc. 2022 New Employee Equity Incentive Plan, as amended from time to time.
14.19“Restricted Share” means a Common Share awarded under the Plan that is subject to certain transfer restrictions, forfeiture provisions and/or other terms and conditions specified herein and in the applicable Restricted Stock Agreement.
14.20“Restricted Stock Agreement” means the agreement consistent with the terms of the Plan between the Company and the Employee that contains the terms, conditions and restrictions pertaining to such Restricted Share.
14.21“Restricted Stock Unit” means a bookkeeping entry representing the equivalent of one Common Share, as awarded under the Plan.
14.22“Restricted Stock Unit Agreement” means the agreement consistent with the terms of the Plan between the Company and the Employee that contains the terms, conditions and restrictions pertaining to such Restricted Stock Unit.
14.23“SAR” means a stock appreciation right granted under the Plan.
14.24“SAR Agreement” means the agreement consistent with the terms of the Plan between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to such Optionee’s SAR.
14.25“Securities Act” means the Securities Act of 1933, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
14.26“Service” means service as an Employee. In the event of any dispute over whether and when Service has terminated, the Committee shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.
14.27“Stock Option Agreement” means the agreement consistent with the terms of the Plan between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to such Optionee’s Option.
14.28“Subsidiary” means any corporation or other entity (other than the Company) in an unbroken chain of corporations or entities beginning with the Company, if each of the corporations or entities other than the last corporation or entity in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations or entities in such chain. A corporation or entity that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

New Employees – Standard Form
Shapeways Holdings, Inc.
2022 New Employee Equity Incentive Plan
Notice of Stock Option Grant
You have been granted the following option to purchase Common Shares of Shapeways Holdings, Inc. (the “Company”):
Name of Optionee:    «Name»
Total Number of Shares:    «TotalShares»
Type of Option (U.S. Tax Status):    Nonstatutory Stock Option
Exercise Price per Share:    US$«PricePerShare»
Date of Grant:    «DateGrant»
Vesting Commencement Date:    «VestDay»
Vesting Schedule:    [ ]
Expiration Date:    «ExpDate». This option expires earlier if your Service terminates earlier, as described in the Stock Option Agreement, and may terminate earlier in connection with certain corporate transactions as described in Article 9 of the Plan.
You and the Company agree that this option is granted under and governed by the terms and conditions of the Company’s 2022 New Employee Equity Incentive Plan (the “Plan”) and the Stock Option Agreement, both of which are attached to, and made a part of, this document. Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Plan or the Stock Option Agreement, as applicable.
The Company may, in its sole discretion, decide to deliver any documents related to options or the Plan, and all other documents that the Company is required to deliver to shareholders (including annual reports and proxy statements), by email or other electronic means (including by posting them on a website maintained by the Company or a third party under contract with the Company). You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company. You acknowledge that you may incur costs in connection with any such delivery by means of electronic transmission, including the cost of accessing the Internet and printing fees, and that an interruption of Internet access may interfere with your ability to access the documents.

YOU FURTHER AGREE TO COMPLY WITH THE COMPANY’S INSIDER TRADING POLICY, AS IN EFFECT FROM TIME TO TIME, WHEN SELLING COMMON SHARES.

Shapeways Holdings, Inc.
2022 New Employee Equity Incentive Plan
Stock Option Agreement

Grant of Option
Subject to all of the terms and conditions set forth in the Shapeways Holdings, Inc. 2022 New Employee Equity Incentive Plan (the “Plan”), the Notice of Stock Option Grant (the “Grant Notice”), and this Stock Option Agreement (this “Agreement”), the Company has granted you an option to purchase up to the total number of shares specified in the Grant Notice at the exercise price indicated in the Grant Notice.
All capitalized terms used in this Agreement shall have the meanings assigned to them in this Agreement, the Grant Notice or the Plan, as applicable.

U.S. Tax Treatment	This option is intended to be a nonstatutory stock option.
Vesting
This option vests and becomes exercisable in accordance with the vesting schedule set forth in the Grant Notice.
In no event will this option vest or become exercisable for additional Common Shares after your Service has terminated for any reason unless expressly provided in a written agreement between you and the Company.

Term of Option	This option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Grant Notice. (This option will expire earlier if your Service terminates earlier, as described below, and this option may be terminated earlier as provided in Article 9 of the Plan.)
Termination of Service	If your Service terminates for any reason, this option will expire to the extent it is unvested as of your termination date and does not vest as a result of your termination of Service. The Company determines whether and when your Service terminates for all purposes of this option.
Regular Termination	If your Service terminates for any reason except death or total and permanent disability, then this option, to the extent vested as of your termination date, will expire at the close of business at Company headquarters on the date three months after your termination date.
Death	If your Service terminates as a result of your death, then this option, to the extent vested as of the date of your death, will expire at the close of business at Company headquarters on the date twelve months after the date of death.
Disability
If your Service terminates because of your total and permanent disability, then this option, to the extent vested as of your termination date, will expire at the close of business at Company headquarters on the date six months after your termination date.
For all purposes under this Agreement, “total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than 12 months.

Leaves of Absence and Part-Time Work
For purposes of this option, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. However, except as otherwise determined by the Company, your Service terminates when the approved leave ends, unless you immediately return to active work.
If you go on an unpaid leave of absence that lasts more than 30 days, then, to the extent permitted by applicable law, the vesting schedule specified in the Grant Notice will be suspended on the thirty-first day of such unpaid leave, and this option will not vest or become exercisable with respect to any additional Common Shares during the remainder of such leave. Vesting will resume when you return to active Service. If you go on a paid leave of absence, the vesting schedule specified in the Grant Notice may be suspended and/or adjusted in accordance with the Company’s leave of absence policy or the terms of your leave.
If you commence working on a part-time basis, the Company may adjust the vesting schedule so that the rate of vesting is commensurate with your reduced work schedule.

Restrictions on Exercise/ Compliance with Law
The Company will not permit you to exercise this option if the issuance of Common Shares at that time would violate any law or regulation.
Notwithstanding any other provision in the Plan, the Grant Notice or this Agreement, unless there is an available exemption from registration, qualification or other legal requirement applicable to the Common Shares, the Company shall not be required to permit the exercise of this option and/or delivery of Common Shares prior to the completion of any registration or qualification of the Common Shares under any federal, state, local, or foreign securities law or under rulings or regulations of the Securities and Exchange Commission (“SEC”) or of any other governmental body, or prior to obtaining any approval or other clearance from any federal, state, local or foreign governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. You understand that the Company is under no obligation to register or qualify the Common Shares with the SEC or any state securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Common Shares.

Notice of Exercise
When you wish to exercise this option, you must notify the Company by filing the proper “Notice of Exercise” form at the address given on the form or, if the Company has designated a third party to administer the Plan, you must notify such third party in the manner such third party requires. Your notice must specify how many Common Shares you wish to purchase. The notice will be effective when the Company receives it.
However, if you wish to exercise this option by executing a same-day sale (as described below), you must follow the instructions of the Company and the broker who will execute the sale.
If someone else wants to exercise this option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.
You may only exercise your option for whole Common Shares.

Form of Payment
When you submit your notice of exercise, you must make arrangements for the payment of the option exercise price for the Common Shares that you are purchasing. To the extent permitted by applicable law, payment may be made in one (or a combination of two or more) of the following forms:
•By delivering to the Company your personal check, a cashier’s check or a money order, or arranging for a wire transfer; or
•By giving to a securities broker approved by the Company irrevocable directions to sell all or part of your option shares and to deliver to the Company, from the sale proceeds, an amount sufficient to pay the option exercise price and any Tax-Related Items (as defined below). (The balance of the sale proceeds, if any, will be delivered to you.) The directions must be given in accordance with the instructions of the Company and the broker. This exercise method is sometimes called a “same-day sale.”
The Company may permit other forms of payment in its discretion to the extent permitted by the Plan.

Withholding Taxes
Regardless of any action the Company (or, if applicable, the Parent, Subsidiary or Affiliate employing or retaining you (the “Employer”)) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to the participation in the Plan and legally applicable to you (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company and/or the Employer. You further acknowledge that the Company and the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options, including, but not limited to, the grant, vesting or exercise of the option, the issuance of Common Shares upon exercise of the option, the subsequent sale of Common Shares acquired pursuant to such exercise and the receipt of any dividends and/or any dividend equivalents; and (2) do not commit to and are under no obligation to structure the terms of the option or any aspect of the option to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to tax in more than one jurisdiction, you acknowledge that the Company and/or the Employer may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
You will not be allowed to exercise this option unless you make arrangements acceptable to the Company and/or the Employer to pay any Tax-Related Items that the Company and/or the Employer determine must be withheld. These arrangements include payment in cash or via the same-day sale procedure described above. With the Company’s consent, these arrangements may also include (a) withholding Common Shares of Company stock that otherwise would be issued to you when you exercise this option with a value equal to withholding taxes, (b) surrendering Common Shares that you previously acquired with a value equal to the withholding taxes, or (c) withholding cash from other compensation. The value of withheld or surrendered Common Shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the Tax-Related Items.

Restrictions on Resale	You agree not to sell any option shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Transfer of Option
Prior to your death, only you may exercise this option. You cannot transfer or assign this option. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or by means of a written beneficiary designation (if authorized by the Company and to the extent such beneficiary designation is valid under applicable law) which must be filed with the Company on the proper form; provided, however, that your beneficiary or a representative of your estate acknowledges and agrees in writing in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement and the Plan as if such beneficiary or representative of the estate were you.
Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your option in any other way.

No Retention Rights	Neither your option nor any documentation related thereto (including this Agreement, the Grant Notice and the Plan) gives you the right to be retained by the Company, a Parent, a Subsidiary, or an Affiliate in any capacity. The Company and its Parents, Subsidiaries, and Affiliates reserve the right to terminate your Service at any time, with or without cause.
Stockholder Rights	You, or your estate or heirs, have no rights as a stockholder of the Company until you have exercised this option by giving the required notice to the Company, paying the exercise price, and satisfying any applicable Tax-Related Items. No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this option, except as described in the Plan.
Recoupment Policy	This option, and the Common Shares acquired upon exercise of this option, shall be subject to recoupment or clawback under any Company policy in effect from time to time, or to the extent required by applicable law in effect at the relevant time (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of any applicable securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted.
Adjustments	In the event of a stock split, stock dividend, reorganization and recapitalization or a similar change in Company common stock, the number of Common Shares covered by this option and the exercise price per share will be adjusted pursuant to the Plan.
Effect of Significant Corporate Transactions	If the Company is a party to a merger, consolidation, or certain change in control transactions, then this option will be subject to the applicable provisions of Article 9 of the Plan.
Amendment and Waiver
The Committee, at any time, and from time to time, may amend the terms of the Grant Notice or this Agreement; provided, however, that your rights shall not be materially and adversely affected without your written consent.
Any right of the Company contained in the Grant Notice or this Agreement may be waived in writing by the Committee. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of the Grant Notice or this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial
This Agreement and the Grant Notice will be interpreted and enforced under the laws of the State of Delaware without regard to its choice-of-law provisions or principles of conflicts of laws of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the State of Delaware.
You and the Company (on behalf of itself and its Affiliates) each consents to jurisdiction in a Delaware state or a federal court sitting in Wilmington, Delaware, and each waives any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction or service of process and waives any objection to jurisdiction based on improper venue or improper jurisdiction. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY, IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THE PLAN, THE GRANT NOTICE OR THIS AGREEMENT.

Successors; Interpretation	The terms of the Grant Notice and this Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns, and of you and your beneficiaries, executors, administrators, heirs and successors. The invalidity or unenforceability of any provision of this Agreement (or the Grant Notice, as applicable) shall not affect the validity or enforceability of any other provision of this Agreement (or the Grant Notice, as applicable), and each other provision of this Agreement (or the Grant Notice, as applicable) shall be severable and enforceable to the extent permitted by law. The headings of the sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of the Grant Notice or this Agreement. Pronouns and other words of gender shall be read as gender-neutral. Words importing the plural shall include the singular and the singular shall include the plural. Each of the Grant Notice and this Agreement may be entered into in counterparts.
The Plan and Other Agreements
The text of the Plan is incorporated in this Agreement by reference. The Committee shall have final authority to interpret and construe the Plan, the Grant Notice and this Agreement and to make any and all determinations under them, and its decision shall be binding and conclusive upon you and all other persons in respect of any questions arising under the Plan, the Grant Notice or this Agreement.
This Plan, this Agreement and the Grant Notice constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded.
Notwithstanding any provisions in the Grant Notice or this Agreement, if you are located outside of the United States, the options shall be subject to any special terms, conditions or notifications for your country. Moreover, if you relocate to another country, any special terms and conditions for such country will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan.

BY ACCEPTING THIS OPTION GRANT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

New Employees – Standard Form

Shapeways Holdings, Inc.
2022 New Employee Equity Incentive Plan
Notice of Restricted Stock Unit Award
You have been granted Restricted Stock Units (“RSUs”), each representing the right to receive one Common Share of Shapeways Holdings, Inc. (the “Company”), on the following terms:
Name of Recipient:    «Name»
Total Number of RSUs Granted:    «TotalRSUs»
Date of Grant:    «DateGrant»
Vesting Commencement Date    «VestCommDate»
Vesting Schedule:    [ ]
You and the Company agree that these RSUs are granted under and governed by the terms and conditions of the Company’s 2022 New Employee Equity Incentive Plan (the “Plan”) and the Restricted Stock Unit Agreement, both of which are attached to, and made a part of, this document. Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Plan or the Restricted Stock Unit Agreement, as applicable.
The Company may, in its sole discretion, decide to deliver any documents related to RSUs or the Plan, and all documents that the Company is required to deliver to shareholders (including annual reports and proxy statements), by email or other electronic means (including posting them on a website maintained by the Company or a third party under contract with the Company). You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company. You acknowledge that you may incur costs in connection with any such delivery by means of electronic transmission, including the cost of accessing the Internet and printing fees, and that an interruption of Internet access may interfere with your ability to access the documents.
YOU FURTHER AGREE TO COMPLY WITH THE COMPANY’S INSIDER TRADING POLICY, AS IN EFFECT FROM TIME TO TIME, WHEN SELLING COMMON SHARES.

Shapeways Holdings, Inc.
2022 New Employee Equity Incentive Plan
Restricted Stock Unit Agreement

Grant of RSUs
Subject to all of the terms and conditions set forth in the Shapeways Holdings, Inc. 2022 New Employee Equity Incentive Plan (the “Plan”), the Notice of Restricted Stock Unit Award (the “Grant Notice”), and this Restricted Stock Unit Agreement (the “Agreement”), the Company has granted to you the number of RSUs set forth in the Grant Notice.
All capitalized terms used in this Agreement shall have the meanings assigned to them in this Agreement, the Grant Notice or the Plan, as applicable.

Nature of RSUs	Your RSUs are bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Common Shares on a future date, subject to the terms and conditions of this Agreement, the Grant Notice and the Plan. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company.
Payment for RSUs	No payment is required for the RSUs that you are receiving.
Vesting
The RSUs vest in accordance with the vesting schedule set forth in the Grant Notice.
In no event will any additional RSUs vest after your Service has terminated for any reason unless expressly provided in a written agreement between you and the Company.
The Company determines whether and when your Service terminates for all purposes of your RSUs.

Termination of Service/Forfeiture	If your Service terminates for any reason, then your RSUs will be forfeited to the extent that they have not vested before the termination date and do not vest as a result of the termination of your Service. This means that any RSUs that have not vested under this Agreement will be cancelled immediately. You will receive no payment for RSUs that are forfeited.
Leaves of Absence and Part-Time Work
For purposes of this award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. However, except as otherwise determined by the Company, your Service terminates when the approved leave ends, unless you immediately return to active work.
If you go on an unpaid leave of absence that lasts more than thirty days, then, to the extent permitted by applicable law, the vesting schedule specified in the Grant Notice will be suspended on the thirty-first day of such unpaid leave, and this award will not vest with respect to any additional RSUs during the remainder of such leave. Vesting will resume when you return to active Service. If you go on a paid leave of absence, the vesting schedule specified in the Grant Notice may be suspended and/or adjusted in accordance with the Company’s leave of absence policy or the terms of your leave.
If you commence working on a part-time basis, the Company may adjust the vesting schedule so that the rate of vesting is commensurate with your reduced work schedule.

Settlement of RSUs
Each RSU will be settled as soon as practicable on or following the date when it vests, and in any event within the “short-term deferral period” as defined under Code Section 409A. At the Committee’s discretion, settlement may occur on fixed dates established by the Committee for settlement of RSUs. In no event will you be permitted, directly or indirectly, to specify the taxable year of settlement of any RSUs subject to this award.
At the time of settlement, you will receive one Common Share for each vested RSU (plus payment of any dividend equivalents).

Section 409A
Settlement of these RSUs is intended to be exempt from the application of Code Section 409A pursuant to the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4), and this Agreement and the Grant Notice shall be administered and interpreted in a manner that complies with such exemption.
Notwithstanding the foregoing, if it is determined that settlement of these RSUs is not exempt from Code Section 409A and the Company determines that you are a “specified employee,” as defined in the regulations under Code Section 409A at the time of your “separation from service,” as defined in Treasury Regulation Section 1.409A-1(h), then this paragraph will apply. If this paragraph applies, and the event triggering settlement is your “separation from service,” then any RSUs that otherwise would have been settled during the first six months following your “separation from service” will instead be settled on the first business day following the earlier of (i) the six-month anniversary of your separation from service or (ii) your death.
Each installment of RSUs that vests is hereby designated as a separate payment for purposes of Code Section 409A.

No Voting Rights; Dividend Equivalents	Your RSUs carry neither voting rights nor rights to cash dividends. You have no rights as a stockholder of the Company unless and until your RSUs are settled by issuing Common Shares. Each of your RSUs shall be credited with dividend equivalents, which shall be withheld by the Company for your account. Dividend equivalents credited to your account and attributable to an RSU shall be distributed (without interest) to you at the same time as the underlying Common Share is delivered upon settlement of such RSU and if such RSU is forfeited, you shall have no right to such dividend equivalents. Dividend equivalents may be payable, in the discretion of the Company, (x) in cash, (y) in Common Shares with a Fair Market Value as of the date the RSUs are settled equal to the dividend equivalents, or (z) in an adjustment to the underlying number of Common Shares subject to the RSUs.

RSUs Nontransferable
The RSUs may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered (a “Transfer”) by you other than by will or by the laws of descent and distribution, to your family members, a trust or entity established by you for estate planning purposes, a charitable organization designated by you, pursuant to a qualified domestic relations order or as otherwise permitted under the Plan; provided, that in case of any such permitted transfer, (i) the vesting, forfeiture and clawback provisions shall continue to relate to your Service and any termination thereof and (ii) such transfer shall be subject to such advance notice and other rules and requirements as determined by the Committee in its sole discretion. Any attempted Transfer of the RSUs contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon the RSUs, shall be null and void and without effect. In addition, regardless of any marital property settlement agreement, the Company is not obligated to recognize your former spouse’s interest in your RSUs in any way.

Beneficiary Designation
You may dispose of your RSUs in a written beneficiary designation if authorized by the Company and to the extent such beneficiary designation is valid under applicable law. Any beneficiary designation must be filed with the Company on the proper form. It will be recognized only if it has been received at the Company’s headquarters before your death. If you do not file any beneficiary designation or if none of your designated beneficiaries survives you, then your estate will receive any vested RSUs that you hold at the time of your death.

Withholding Taxes
Regardless of any action the Company (or, if applicable, the Parent, Subsidiary or Affiliate employing or retaining you (the “Employer”)) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to the participation in the Plan and legally applicable to you (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company and/or the Employer. You further acknowledge that the Company and the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant or vesting of the RSUs, the issuance of Common Shares upon vesting of the RSUs, the subsequent sale of Common Shares acquired pursuant to such issuance and the receipt of any dividends and/or any dividend equivalents; and (2) do not commit to and are under no obligation to structure the terms of the RSUs or any aspect of the RSUs to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to tax in more than one jurisdiction, you acknowledge that the Company and/or the Employer may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
No Common Shares will be distributed to you pursuant to the RSUs unless you have made arrangements satisfactory to the Company and/or the Employer for the payment of any Tax-Related Items that the Company and/or the Employer determine must be withheld. In this regard, you authorize the Company to satisfy your Tax-Related Items by one or a combination of the following, as determined by the Committee.
•Withholding the amount of any Tax-Related Items from your wages or other cash compensation paid to you by the Company and/or the Employer;
•Instructing a brokerage firm selected by the Company for this purpose to sell on your behalf a number of whole shares of Company stock to be issued to you when the RSUs are settled that the Company determines are appropriate to generate cash proceeds sufficient to satisfy the Tax-Related Items. This method of satisfying your Tax-Related Items is referred to as “sale-to-cover”.  You acknowledge that the Company or its designee is under no obligation to arrange for such sale at any particular price. Regardless of whether the Company arranges for such sale, you will be responsible for all fees and other costs of sale, and you agree to indemnify and hold the Company harmless from any losses, costs, damages or expenses relating to any such sale;
•Withholding Common Shares that would otherwise be issued to you when the RSUs are settled equal in value to the Tax-Related Items. The fair market value of the withheld Common Shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the Tax-Related Items; or

•Any other means approved by the Committee.

To the extent the Committee elects to satisfy the Tax-Related Items by means of sale-to-cover, you hereby authorize the Company to instruct the broker whom it has selected for this purpose to sell a number of Common Shares to be issued upon settlement of your RSUs necessary to satisfy the Tax-Related Items.

You agree to pay to the Company in cash any amount of Tax-Related Items that the Company does not elect to satisfy by the means described above. To the extent you fail to make satisfactory arrangements for the payment of any required withholding taxes, you will permanently forfeit the applicable RSUs (and related underlying Common Shares and any related dividend equivalents).

Restrictions on Issuance
The Company will not issue any Common Shares to you if the issuance of Common Shares at that time would violate any law or regulation.
Notwithstanding any other provision in the Plan, the Grant Notice or this Agreement, unless there is an available exemption from registration, qualification or other legal requirement applicable to the Common Shares, the Company shall not be required to issue any Common Shares to you prior to the completion of any registration or qualification of the Common Shares under any federal, state, local or foreign securities law or under rulings or regulations of the Securities and Exchange Commission (“SEC”) or of any other governmental body, or prior to obtaining any approval or other clearance from any federal, state, local or foreign governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. You understand that the Company is under no obligation to register or qualify the Company’s shares with the SEC or any state securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the shares.

Restrictions on Resale	You agree not to sell any shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.
No Retention Rights	Neither your award nor any documentation related thereto (including this Agreement, the Grant Notice and the Plan) gives you the right to be retained by the Company, a Parent, a Subsidiary or an Affiliate in any capacity. The Company and its Parents, Subsidiaries and Affiliates reserve the right to terminate your Service at any time, with or without cause.
Adjustments	In the event of a stock split, stock dividend, reorganization and recapitalization or a similar change in Company stock, the number of your RSUs will be adjusted pursuant to the Plan.
Effect of Significant Corporate Transactions
If the Company is a party to a merger, consolidation, or certain change in control transactions, then your RSUs will be subject to the applicable provisions of Article 9 of the Plan, provided that any action taken must either (a) preserve the exemption of your RSUs from Code Section 409A or (b) comply with Code Section 409A.

No Fractional Shares	No fractional Common Shares will be issued upon settlement. In lieu of issuing a fractional Common Share resulting from an adjustment of the RSUs pursuant to the Plan or otherwise, the Company shall be entitled to pay to you a cash amount equal to the Fair Market Value of such fractional Common Share.
Recoupment Policy
This award, and the Common Shares acquired upon settlement of this award, shall be subject to recoupment or clawback under any Company policy in effect from time to time, or to the extent required by applicable law in effect at the relevant time (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of any applicable securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted.

Amendment and Waiver
The Committee, at any time, and from time to time, may amend the terms of the Grant Notice or this Agreement; provided, however, that your rights shall not be materially and adversely affected without your written consent.
Any right of the Company contained in the Grant Notice or this Agreement may be waived in writing by the Committee. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of the Grant Notice or this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial
This Agreement and the Grant Notice will be interpreted and enforced under the laws of the State of Delaware without regard to its choice-of-law provisions or principles of conflicts of laws of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the State of Delaware.
You and the Company (on behalf of itself and its Affiliates) each consents to jurisdiction in a Delaware state or a federal court sitting in Wilmington, Delaware, and each waives any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction or service of process and waives any objection to jurisdiction based on improper venue or improper jurisdiction. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY, IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THE PLAN, THE GRANT NOTICE OR THIS AGREEMENT.

Successors; Interpretation	The terms of the Grant Notice and this Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns, and of you and your beneficiaries, executors, administrators, heirs and successors. The invalidity or unenforceability of any provision of this Agreement (or the Grant Notice, as applicable) shall not affect the validity or enforceability of any other provision of this Agreement (or the Grant Notice, as applicable), and each other provision of this Agreement (or the Grant Notice, as applicable) shall be severable and enforceable to the extent permitted by law. The headings of the sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of the Grant Notice or this Agreement. Pronouns and other words of gender shall be read as gender-neutral. Words importing the plural shall include the singular and the singular shall include the plural. Each of the Grant Notice and this Agreement may be entered into in counterparts.
The Plan and Other Agreements
The text of the Plan is incorporated in this Agreement by reference. The Committee shall have final authority to interpret and construe the Plan, the Grant Notice and this Agreement and to make any and all determinations under them, and its decision shall be binding and conclusive upon you and all other persons in respect of any questions arising under the Plan, the Grant Notice or this Agreement.
The Plan, this Agreement and the Grant Notice constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded.
Notwithstanding any provisions in the Grant Notice or this Agreement, if you are located outside of the United States, the RSUs shall be subject to any special terms, conditions or notifications for your country. Moreover, if you relocate to another country, any special terms and conditions for such country will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan.

BY ACCEPTING THIS RSU AWARD, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

Shapeways Appoints Finance Industry Veteran Alberto Recchi as New CFO
Recchi to Remain Member of the Board of Directors

New York, NY, September 16, 2022 – Shapeways Holdings, Inc. (NYSE: SHPW) (“Shapeways” or the “Company”), a leader in the large and fast-growing digital manufacturing industry, today announced the appointment of Alberto Recchi, currently an independent board member of the Company, as Chief Financial Officer, effective October 1, 2022. Mr. Recchi, who will remain a member of the board, brings nearly two decades of experience in corporate finance, mergers and acquisitions, and debt and equity capital markets, in both the US and Europe. He will head the finance organization and will be additionally responsible for corporate development and investor relations. Mr. Recchi succeeds Jennifer Walsh who will be leaving the Company by the end of the year after supporting the transition of the CFO role.
Greg Kress, CEO of Shapeways, commented, “I am excited that Alberto is joining the executive team as our CFO as we continue to execute on our growth initiatives and enhance our senior leadership team with additional talented and experienced individuals. As an existing Shapeways board member and investor, Alberto has a deep understanding of the digital manufacturing industry, our business, and our strategic growth plan. He also has proven track record in financial transactions, deep capital markets and investor relations expertise, as well as a commitment to sustainable value creation for our shareholders.”
Mr. Kress continued, “Jennifer helped lead multiple functions, drive results, and navigate Shapeways’ go-public process, while building a strong team and finance function. I am extremely grateful for her contributions and pleased that she will collaborate with us to fully support a seamless CFO transition before her departure from the Company. On behalf of the Board and Shapeways I want to thank her for her many contributions, and wish her all the best in her future endeavors."
Alberto Recchi commented, “I am incredibly excited to be joining the Shapeways senior management team at a significant time in the Company’s evolution. My conviction in the opportunity for Shapeways is stronger than ever as Shapeways is ideally positioned to benefit from the global tailwinds creating demand for digital manufacturing. I am looking forward to bringing my experience to help build on the existing platform that the team has established, and to create sustainable, long-term value for all stakeholders.”
Mr. Recchi started his career as an aerospace engineer at Agusta, presently known as Leonardo Helicopters. In 2001 he left Italy to embark on his career in the finance industry which spans a period of nearly two decades on Wall Street and in the City of London. He spent 12 years at Credit Suisse advising US and European private equity funds on a wide range of transactions including LBOs, recapitalizations, equity offerings and mergers & acquisitions. After leaving Credit Suisse he was a Managing Director at a co-investment platform and cross-border boutique merchant bank based in the US. Prior to joining Shapeways’ board, Mr Recchi served as the Chief Financial Officer and a member of the board of directors of Galileo Acquisition Corp.
Mr. Recchi holds undergraduate and graduate degrees in Aerospace Engineering from the Polytechnic of Turin, Italy, an MBA from Columbia Business School as well as an M&A Certificate of Mastery issued by the New York Institute of Finance. Mr. Recchi is NACD Directorship Certified® and holds certifications in Additive Manufacturing Fundamentals from ToolingU-SME and in Additive Manufacturing for Innovative Design and Production from MIT.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and approximately 100 materials and finishes, with the ability to easily scale new innovation. To date, Shapeways has delivered over 23 million parts to 1 million customers in over 180 countries. To learn more, please visit https://www.shapeways.com.

Contact Information
Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com

Special Note Regarding Forward-Looking Statements

Certain statements included in this press release are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding the Company's strategy, future operations, impact of recent acquisitions, outlook, and prospects are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, financial, geopolitical, legal, and market conditions, including supply chain disruptions and inflationary pressures; failure to realize the anticipated benefits of acquisitions; difficulties integrating acquired companies; ability to retain customers of acquired companies or otherwise expand its customer base; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that the Company faces significant competition and expects to face increasing competition in many aspects; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that the Company's new and existing solutions and software do not achieve sufficient market acceptance; the loss of key personnel; the inability to timely and effectively scale the Company's platform; the ability to move the Company's manufacturing capabilities without disruption or delay; and those factors discussed under the heading "Risk Factors" in Shapeways’ most recent Form 10-K, most recent Form 10-Q, and other documents Shapeways has filed, or will file, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans, or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon forward-looking statements.